China Southern Airlines Company Limited

 Corporate Social Responsibility Report 2011

The Board of Directors, and all members of the Board, hereby acknowledge and warrant that this report contains no false representations, misleading statements or material omissions, and shall be jointly and severally liable for the authenticity, accuracy and completeness of the contents.

About this report

As a responsible corporate citizen, China Southern Airlines Company Limited ("China Southern Airlines" or" CSN") voluntarily reports its performance of social responsibilities to enable the whole society to understand and supervise CSN’s efforts on CSR. With the fifth CSR report, we wish to provide a panoramic view on the ideas and practices of CSN’s social responsibilities, facilitate the understanding, communication and interaction between CSN, stakeholders and the public at large, and eventually realize the sustainable development of the Company.

We have been guided by the Guidelines for National Enterprise on Fulfilling Corporate Social Responsibility (released by the State-owned Assets Supervision and Administration Commission of the State Council), Guidelines for Companies listed on the Shanghai Stock Exchange on Releasing Sustainability Information(released by Shanghai Stock Exchange), and CSN’s internal CSR management system on collecting and analyzing data.

This report is guided by a comparison of best practice CSR reporting by other leading airlines.

We have tracked our performance in key areas using the Global Reporting Initiative (GRI)’s G3 guidelines (2006), and this report has been independently verified by Bureau Veritas which has provided an independent verification report.

Scope of Report: This report covers operations directly managed by CSN in China and globally.

We cover major economic, social and environmental impacts for the fiscal year 2011 (January 1st, 2011 to December 31st, 2011), and list targets for CSN for 2012. In future years, we will broaden the list of our impacts. We aim at improving future reports by providing more information, setting more targets, and engaging with stakeholders more comprehensively.

As a separate CSR report, the report is published in both Chinese and English along with annual report in March 2012. The report is available in printed version and pdf version. To view the report online or download the report, please visit our website at http://www.csair.com

We would like to thank all the stakeholders who contributed to the preparation of the report, and will make further efforts to improve the quality of our CSR report. For any questions and suggestions to this report, please contact Planning and Development Dept. of CSN at:

Add: No. 278, Jichang Road, Guangzhou, Guangdong, PRC

Email: yelei@csair.com

Table of Contents

1.	MESSAGE FROM THE CHAIRMAN	1
2.	CORPORATE OVERVIEW	3
	2.1 CORPORATE PROFILE	3
	2.2 CORPORATE CULTURE	5
3.	CORPORATE GOVERNANCE	9
	3.1 COMPANY POLICIES	9
	3.2 RECTANGULAR MATRIX MANAGEMENT SYSTE	10
	3.3 RISK MANAGEMENT	10
	3.4 ANTI-CORRUPTION	12
4.	CSR SYSTEM	13
	4.1 CSR VALUE	13
	4.2 CSR STRATEGY	13
	4.3 ANNUAL CSR PLAN	14
	4.4 ACHIEVEMENTS IN 2011	14
	4.5 COMMUNICATING WITH THE SATKEHOLDERS	15
	4.6 AWARDS OF THE YEAR	18
	4.7 OPPORTUNITIES AND CHALLENGES	19
5.	FLIGHT HEALTH AND SAFETY	21
	5.1 FLIGHT SAFETY	23
	5.2 AIR DEFENCE SECURITY	26
	5.3 FOOD SAFETY	27
	5.4 DRINKING WATER SAFETY	28
	5.5 GROUND SAFETY	29
	5.6 HEALTH AND HYGIENE OF CUSTOMERS	29
6.	ENVIRONMENTAL PROTECTION	31
	6.1 PERFORMANCE OVERVIEW	32
	6.2 ENERGY CONSUMPTION MANAGEMENT	33
	6.3 ENVIRONMENTAL ACTION	36
7.	VALUE IMPROVEMENT	41
	7.1 STRATEGIC TRANSFORMATION	41
	7.2 BRAND BUILDING	42
	7.3 INTERNATIONALIZATION	42
8.	CUSTOMER SERVICES	45
	8.1 THE COURSE OF SERVICE ENHANCEMENT	45
	8.2 LISTEN TO CUSTOMER NEEDS	46
	8.3 CONTINUE TO IMPROVE THE QUALITY OF SERVICE	47
	8.4 SETTLING COMPLAINTS	55

9.	EMPLOYEES CARE	56
	9.1 HUMAN RESOURCE STRATEGY	57
	9.2 CAREER DEVELOPMENT	58
	9.3 HUMANISTIC CARE	60
	9.4 HEALTH INSURANCE	61
10.	CHARITY AND COMMUNITY DEVELOPMENT	62
	10.1 COMMUNITY CARE	63
	10.2 STAFF VOLUNTEER ACTIVITIES	64
	10.3 CREATING JOB	65
	10.4 CSN IN THE WORLD	67
11.	ECONOMIC CONTRIBUTION	69
12.	SOCIAL RESPONSIBILITY DEVELOPMENT BLUEPRINT	70

1.	Message from the Chairman

Fly with the wind, start our new journey

Managing an enterprise in market is just like steering a ship on the ocean. While social responsibility is just the beacon which shows us the correct direction for our route. In the real business, risk is everywhere, it could be economic dispute, or it could be various interest temptations. Enterprise must focus our eyes on the social responsibility beacon, only in this way, can we head for the right direction, fight against the waves and arrive the shore of success.

China Southern Airlines has been fighting in the business ocean for tens of years. Under the lead of social responsibility, China Southern Airlines is striving ahead with courage and effort. China Southern Airlines has come through a hard year in 2011. Faced with the Euro-US debt crisis, depression in international aviation market, low increase in domestic aviation market, China Southern Airlines always bear in mind our responsibility, finished all the tasks for the whole year, effectively fulfilled social responsibility as a SOE.

On the aspect of safety management, China Southern Airlines has a good record of 1507000 hours safe flights, accumulated 8980000 hours safe flights, guaranteed 146 months of safe flights and 210 months of aviation safety, thus realized “double zero” record with zero human cause accident and zero company cause accident, thus keep the best safe record in China civil aviation industry. On operation management aspect,

China Southern Airlines transported 80.677 million passengers with 5.5% increase and 1.135 million tons cargo with 1.6% increase. The total turnover volume of China Southern Airlines reached 14.46billion ton-kilo meter, with 10.4 percent increase;

China Southern Airlines Corporation made profit 5.075 billion RMB. The whole group achieved EVA added value for 1.8 billion RMB. China Southern Airlines is very likely to win the honor from SAC as A-level enterprise. On energy saving and environmental protection, China Southern Airlines upholds the concept of "green flights" to further upgrade the fleet, optimize the routes, clean the production process, and promote energy savings, thus China Southern Airlines totally saved 14,000 tons of fuel and reduce carbon dioxide emission by 45,000 tons. On contributing to the society, China Southern Airlines evacuated and transported 12,000 overseas Chinese from Libya, Japan by 163 flights.

China Southern Airlines "10-Fen" Care Foundation totally donated 13.97 million RMB last year, including 2.72 million grants to 13 universities and one secondary school. China Southern Airlines paid taxes 8.68 billion, and created 3119 new jobs. On caring for staff, China Southern Airlines improved staff remuneration package, salary distribution is further inclined to technicians and basic level workers by strengthening the humane care, expanding the career path, and promoting internal harmony.

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Responsible move from China Southern Airlines has won wide praise from many parties of society. China Southern Airlines has been awarded as the” Annual Green Enterprise", " Green movement • 2011 Chinese economic Ten leading company ";" listed on Fortune "magazine as" China Corporate Social Responsibility ranking 21, which is the highest for air transport enterprises in China. What’s more, China Southern Airlines has also won “2011 most Admired company "and" best Airline "award;

In the “China Annual Best Employer" ranking list, China Southern Airlines ranked on the top 10, and has won the "Most women concerned employer",  " Nominated Top 100  Employers”. This is the recognition and encouragement from the society for China Southern Airlines. This is also the motivation for China Southern Airlines to work harder and keep on progressing.

When it comes to 2012, China Southern Airlines is full of confidence. This year is an inspiring year. Since 18th NPC is coming, and "12th Five-Year Plan" comes to in-depth implementation, China’s economy will continue to thrive. The restructuring of China’s economy is starting. Our society will be more prosperous and stable. China Southern Airlines will make full effort to achieve 10 million hours of safe flights and RMB100 billion of operating income. This is the double goals for China Southern Airlines in this year and we also aim to win the “Chinese civil aviation safety Blue Sky Diamond Award ", and get "Triple A "in SASAC assessment. In the Year of Dragon, wind is blowing. It’s just great time to start a new journey. China Southern Airlines is on the way. We will take social responsibility as our leading direction, innovation as our motivation, optimization as our aim. We will fly with the wind, striving in the wave, keeping on progressing. We appreciate the care, love and support from the society, and we will contribute our result of scientific development as return to the society.

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2. Corporate Profile

2.1 Overview

China Southern Airlines Co., Ltd., a member of SkyTeam Alliance, is affiliated to China Southern Air Holding Company. With its headquarters based in Guangzhou, China Southern Airlines' company logo can be seen around the globe with a brilliant red kapok delicately adoring a blue vertical tail fin. China Southern Airlines has 15 branches located throughout China, including: Xinjiang, Northern, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Xi’an, Taiwan and Zhuhai Helicopter Company and 5 holding subsidiaries: Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines and Chongqing Airlines; it has three bases in Shanghai, Daqin and Shenyang Aircraft Maintenance base , 22 domestic sales offices located in Chendu, Hangzhou and Nanjing and 56 international offices located in Los Angeles, Paris, London, Amsterdam, Dubai, Sydney, Vancouver, Tokyo and Seoul.

China Southern Airlines Co., Ltd. is an airline with the most transport aircrafts, the most developed route network and the largest passenger capacity in China. It operates a total of more than 444 passenger and cargo transport aircrafts and helicopters including Boeing 777, 747, 757 & 737 and Airbus A380, 330, 321, 320 & 319, ranking the world’s top 6 airlines in terms of fleet size. With Guangzhou and Beijing as its central hubs, it boasts a well-developed route network covering more than 150 navigation points at home and over 40 points in Asia and linking Europe, America, Australia and Africa. It has 1930 flights covering 191 destinations in 33 countries and regions across the world. Through close cooperation with SkyTeam, China Southern Airlines Co., Ltd. has a global route network reaching 926 destinations, connecting 173 countries and regions, and accessible to major cities across the world.

China Southern Airlines boasts extraordinary flight strength with 5387 excellent pilots. It is the only Chinese carrier that has the independent capability of training its pilots and the largest-scale Flight Training Center in Asia, a joint venture with CAE Inc.,the world renowned flight simulator manufacturer; it enjoys a strong aircraft maintenance capability through Guangzhou Aircraft Maintenance & Engineering Co., Ltd. (GAMECO), the largest aircraft maintenance hangar in Asia; and in partnership with the German MTU, it built the biggest aero engine overhaul facility with the highest level in maintenance in China; China Southern Airlines has a perfect safety guarantee system, embodied in that it has earned two second prizes in the National Science & Technology Progress Award, one for its System Operations Control Center (SOC) and the other for its Engine Performance Monitoring System, both of which are among the most advanced IT systems in domestic aviation industry. In 1995, 2001, 2003, 2004 and 2007, China Southern Airlines was honored by the CAAC with the "Golden Roc Cup" - the highest-level annual award in the Chinese aviation industry.

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China Southern Airlines continues to develop at a brisk pace. In 1997, China Southern Airlines debuted on both the New York and Hong Kong Stock Exchanges and in 2003 the airline was listed in mainland China. China Southern Airlines has successively merged with, took over shareholding stocks and joined the equity in numerous Chinese carriers. China Southern Airlines led the Chinese aviation industry in introducing the Boeing 737, 757, 777, Airbus A330 and A380 to the Chinese marketplace; is the first Chinese carrier to introduce information systems which cover all of its procedures extensively such as Computer Reservation System and Internet e-ticketing; the first to introduce its own Revenue Management, System Operations Control, Finance Management, Human Resources, Cargo and Office Automation Systems; established a super air cargo station of 280,000 sqm with a cargo & mail turnover of 800,000 tons per year; operating a professional air catering center with a capacity of over 30 million meals per year. The first A380 passenger planes were put into operation in October, 2011, making China Southern Airlines both the first airline to operate A380 in mainland China and the seventh of such in the world.

China Southern Airlines is committed to putting the customer first and dedicated to exceeding its customers' expectations by offering reliable, on-time and convenient quality customer services. In 2011, China Southern Airlines transported 80, 677, 000 person-times in total, ranking the first in Asia and close to the passenger volume of the largest airline in the world, and topping all other airlines in China for 33 consecutive years.

Table 3 Major indicator in 2011

Item	Number	YoY Growth
Passenger volume (10,000 person-times)	8,067.7	5.50%
Cargo & mail volume (10,000 tons)	113.5	1.6%
Total turnover (100 million tons km)	144.6	10.40%

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In 2011, China Southern Airlines maintained a sound safety management, performed 1.507 million hours of transportation flying, accumulated 8.98 million hours of safe flying and 8777 hours of general aviation and achieved 210 consecutive months of air security. The Company delivered best safety performance again in its history with zero potential accident by company factor or human factor, and reached the leading level of major international network-oriented airlines.

Honors and awards received in 2011

CSN was the receipt of a number of awards in 2011. The following are a selection:

1.	Four-Star status from SKYTRAX, the world's most prestigious airline performance evaluation organization.

2.	World Most Improved Airline from SKYTRAX

3.	Best Commercial Contribution Award of Melbourne

4.	1st of CSR ranking (airlines) by The Fortune magazine

5.	Top 1oo Green Companies in China by Daonong Enterprise Institute (DEI) and Green Herald magazine

6.	China’s Most Admired Company 2011 by The Fortune magazine

7.	Annual Green Enterprise Award by China Business News

8.	Top 10 Leading Companies of China’s Economy by Xinhua News Agency

9.	Best Domestic Airline Award by Sohu.com

10.	Best Social Contributor of Listed Companies by Takungpao

11.	6th in Top 100 Chinese Brands 2011 and Annual Most Attention Award of Asian Airline Brand by Asian Brand Association

12.	Best Top 30 Employers in China 2011, Annual Most Women Interested Employer and Top 100 Nominated Employers by Zhaopin.com and CSR & Employer’s Brand Communication Center of Peking University

2.2 Corporate Culture

Based on the wisdom and values shared by CSN staffs, the core value – CSAIR was developed in 2009.

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The value of CSAIR consists of five core values of "customer first, respecting talents, striving for excellence, continuous innovation and contributing to the society", as well as the vision and mission of "becoming the most favourite airlines for both customers and employees”. It was developed to satisfy the requirements of “providing culture support for strategic transformation, further improve the overall management capabilities, enhance the cohesion of all staff and build harmonious CSN”, showcased the results of pragmatic culture and culture drivers and embodied the needs in development of the Company.

Customer

We value our customer relationship and our goal is to meet and exceed each of their special travel needs.

As a customer-oriented company, we are firmly dedicated to providing substantial travel services – with the highest level of safety – in order to win the confidence of our customers.

We will be the airline of choice for customers around the world.

Staff

Every team member of our company comes to us with diverse talents.

As a talent-based company, we aspire to attract passionate, responsible, competent global professionals and provide them challenging career opportunities that benefit the long-term success of the company and employees.

Advantage

We are dedicated to be a leader in product development through the use of our advanced technology to become a leading company in our industry.

We adhere to the highest level of international standards in the industry such as advanced ideas, systems, technologies, tools and methodologies, giving full play to an international network-oriented airline.

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We will be an airline of quality, sustainable growth and continuous development.

Innovation

Innovation is vital to the growth and survival of our company, from the customers to the employees.

We are empowered through innovation by encouraging new ideas in the company. We are committed to a policy of innovation open to out-of-the-box thinking with commitment, support and rewards at all levels of the company.

We will always stand on the cutting-edge of the airline industry with the spirit of innovation and reform.

Return

We will always bear in mind to give back when we take, both from society and the environment.

We are committed to giving back as our duty and insist on meeting our economic, legal, ethical, environmental and public responsibilities.

We are dedicated to be a highly responsible, accountable corporate citizen with sustainable and harmonious development.

2011 was the “Corporate Culture Advancement Year” of CSN, and the Company build its corporate culture around following aspects:

Normalization of ideas promotion

The Company requires every new employee to attend corporate culture training in orientation session, helping them to develop positive ideas on career development. Moreover, the training was intended to inspire the management wisdom and passion to work of all staff, so as to provide strong culture support to complete operating tasks and guarantee safety.

Standardization of sub-culture building

The Company has established a team to develop sub-culture ideas. By survey, face to face interview and staff conversation, the team researched five sub-culture ideas of safety, marketing, services, safety guarantee and integrity, 9928 questionnaires had been handed out to collect suggestions and opinions and the first draft sub-culture ideas was developed.

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Diversity of culture products

In developing corporate culture, the Company carried out several activities including photography contest themed “Changes around me”, collecting “communication words for CSN” and preparing oath for the inaugural ceremony of captain, purser and management. Besides, the Company produces a full coverage of safety, operation, service, safety guarantee and other aspects of the Company via its internal media, therefore promoting the corporate culture of CSN.

In the future, the Company will further optimize the promotion of core ides for CSAIR, improve the culture development team and diversify its culture products, to meet the needs of international needs and take full advantage of the cohesion and driving functions of corporate culture.

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3. Corporate Governance

3.1 Company Policies

Since its foundation in 1995, China Southern Airlines has been strictly complying with the national and local laws and regulations in its business operations. In the well-developed internal management system, we have clearly documented responsibility division in company managing rules, such as the Company Rules, Rules of Shareholders Committee, Rules of Board of Directors, and Rules of Supervisory Board.

China Southern Airlines was listed in Hong Kong Stock Exchanges and New York Stock Exchanges in 1997 and in Shanghai Stock Exchanges in 2003. The company’s corporate government policies have been formulated on the basis of regulations in the three listing jurisdictions, and are detailed in various documents such as our Articles of Association, and so on. Our internal controls meet all standards, such as the Sarbanes-Oxley Act in the US.

The Shareholders’ General Meeting oversees responsibilities for the company’s operations and is responsible for the major decisions, such as rules of operation, plans of investment, approval of plans for profit division and loss make-up, electing and renewing the members of the Board of Directors and the Supervisory Board and their salary, revising the Company Rules, Rules of Shareholders Committee, Rules of Board of Directors, and Rules of Supervisory Board, etc.

The Board of Directors reports directly to shareholders at CSN’s Annual General Meeting. The Board of Directors’ responsibilities include making annual budget and final statement, making plans for profit division and loss make-up, making decision on asset buying and selling and risk investment as authorized in the Annual General Meeting.

The Board of Directors also has responsibility over a number of specialized committees. The most relevant to corporate governance are the Audit Committee, the Salary and Appraisal Committee, and the Nominating Committee. In each of these three committees, more than half of the members are independent non-executive directors (the Audit Committee is composed entirely of non-executive directors). To ensure independency of the Audit Committee’s independence, CSN holds regular election for the committee members regularly.

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Assisting with management of the company is a specially convened Supervisory Board. Members of this board are drawn from the Annual General Meeting Supervisors and staff representatives (elected respectively at the Annual General Meeting and by China Southern Airlines staff).

3.2 Rectangular Matrix Management System

Based on CSN’s business operation model, the Rectangular Matrix Management System is designed to combine the different functional systems into one quick-responding acting system. It is set up to achieve China Southern Airlines’ strategic goals. Rectangular Matrix Management System requires all the functional departments cooperate closely with each other through internal support platforms and react to any incidents within a short time.

In 2011, we conducted researches and analysis on management and supervision problems existing in all the functional operation systems through questionnaire and interviews. According to the result of the researches and analysis, we identify the specific management functions for each operational unit, set up operational management standards, strengthen the evaluation and plan strategically as a whole functional system, which access the Rectangular Matrix Management System to our daily operation.

3.3 Risk Management

Risk Management is realized through a process of risk identification, risk assessment, risk management and risk supervision. China Southern Airlines strengthen risk management by upgrading internal risk management system and external audit supervision, especially in safety, finance and legal risk management.

→Safety Risk Management

China Southern Airlines has set up a strict safety audit system and released a new version of Handbook of Safety Audit and conduct annual safety audit accordingly. Combining CSN’s internal safety audit management and the IOSA, CSN is continuingly improving the quality of safety management.

With the vision of “Managing people by policies, managing issues by process and managing quality through details”, we set up data analysis model to realize digital risk management on safety. By analyzing the data change of key indicators, we source out the safety risk in time and ensure the quality of risk management on safety.

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We conducted safety audit on 10 operational systems in 2011, which identified 497 items with safety risks. We take actions for improvement according to the audit result and passed the re-audit conducted by IOSA successfully.

Case Study: CSN is verified for the show-how of emergency evacuation in the process of taking off

Ma Mengqian and her crew received the captain’s order of “Stop taking-off, the engine is on fire”, while they are serving the “passengers” in the plane. Ma and her crew started the process of emergency evacuation immediately. This was the testifying show-how of emergency evacuation in the process of taking off.

According to the rules, the emergency slide should be ready within 15 seconds after the emergency light is on and the average test result for the crew of CSN is 9.5 seconds. The staffs from the verification department praised high on the CSN crews’ quick respond and high-level caution.

→Finance Risk Management

China Southern Airlines strengthens the management of financial risks. CSN is cautious on financial products trading to ensure the assets value safety.

China Southern Airlines conducts internal assessment on the Sarbanes-Oxley Act in 2011, which involved 9 major processes of internal supervision system and operation and 97% of the operational income and comprehensive assets. Sarbanes-Oxley Act is a critical law that includes accounting professional supervision, corporate governance and stock exchange market supervision, which should be followed by all the companies who is listed in the US stock exchanges.

→Legal Risk Management

CSN developed a risk assessment model that live up to the international standard. Legal risks in 13 key operational processes, 479 legally risky items and 1262 legally risky actions are included in the data base. Together with the data base, China Southern Airlines set up an assessment model and related key operational risk management system.

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At the same time, CSN also have legal risk audit and handbook of legal risk management in place to ensure the success of legal risk management.

Besides, a mechanism against legal risk of the anti-monopoly is developed to meet the requirements of the global market. Relative trainings are held for the managers and staffs whose job responsibility is involved.

3.4 Anti-corruption

China Southern Airlines attaches great importance to the work of anti-corruption and ensure the success through relative education, mechanism, management system and supervision of management. In 2011, we have accomplished:

A.	Planting the concept of anti-corruption into every major decision making process, starting from stage one, involving in the whole process and evaluating at real time to ensure no improper behavior happen
B.	Taking a positive role in developing a culture of honest based on the professional code of ethics.
C.	Polishing the anti-corruption policy system, including purchasing management system, major decision making process management system, management nomination system, democratic consultation system and etc.
D.	Enhancing the supervision of anti-corruption and kill the potential problems in cradle.
E.	Holding various forms of activities to enhance the work of anti-corruption, such as sending weekly text on professional code of ethics to the management, posting the cartoon on professional code of ethics promotion, organizing knowledge contest on anti-corruption.

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4. CSR System

Since China Southern Airlines released its first CSR report in 2007, CSR has been integrated into CSN’s long term strategy to develop a win-win relation among the company, community and the society, which leads to the sustainable development and a better future.

4.1 CSR Value

Based on the practical experience, China Southern Airlines has established a CSR management system that fits in CSN’s characteristics: CSR Value → CSR Strategy → Annual CSR Plan → CSR Project Implementation → Evaluation and Adjustment.

CSR Value

Profit for the stockholders

Benefits for the society

Services for the customers

Opportunity for the employees

Green flight for the environment

4.2 CSR Strategy

The strategic targets are to :Ensure flight safety; Improve company management; Protect the environment; Develop sustainability; Enhance social harmony; Fight for a bright future.

Guided by the CSR value and CSR strategy, China Southern Airlines ensures the efficient implementation of all the plans through stakeholder communication and project conduction, on the basic of annul CSR plan, to achieve the strategic CSR objectives.

The management of CSR has developed around seven core issues that form the basis of our 2011 report: improved company management; responding to the climate change, ensuring flight safety, upgrading customer service, caring for employees, supporting the communities through philanthropic activities and increasing economic contribution. Each of these is covered in greater detail below, and our strategic targets are based on going beyond national legislation (if it exists) in each target area.

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4.3 Annual CSR Plan

Since CSN integrated CSR strategies into the corporate twelfth five-year development plan, we have established annual CSR plans. The annual CSR plan is developed by the CSR committee, which is also responsible for CSN’s CSR management and directed by the president and managed by departmental heads. It sets targets, develops strategy, and ensures implementation of CSR policies throughout the company. CSR policies cover areas from recording and reducing energy and emissions to overseeing the “Ten Fen” Caring Foundation (CSN’s philanthropic arm). The CSR committee also ensures targets and strategies are communicated internally through internal publications and training.

4.4 Achievements in 2011

As part of the society, China Southern Airlines has our CSR commitment: CSN integrates the national economy development into the corporate strategy, balancing the social responsibility and business profit, in order to achieve improvement in both economic and social performance. In 2011, we accomplished the following:

→ Promoting Concept

We successfully integrated the concept of CSR into China Southern Airlines culture. We combine CSR into our brand and timely communicate with our stakeholders on our CSR goals and actions. CSN promoted the concept of CSR by being an industry leader.

→ Taking Actions

An overview of CSN CSR activities in 2011

	Category	Contents
1	Responsibility Management	Developed a CSR system with CSN characteristics
2	Safety Responsibility	Set up an efficient mechanism to ensure safety. Achieved no transport flight incident rate/10k hours and no air accident due to human operation.
3	Market Responsibility	Provide high level service to our customers, which live up to the SKYTRAX four-star standard.
4	Environmental Responsibility	Acting along with the concept of green flight; reducing energy use and emission; fuel consumption/kilometre reduced by 3.3% with carbon emission reduced by 45,000 tonnes.
5	Employees Benefits	Improved the salary system for the staffs who works for CSN on the part time basic; set up a foundation to help those in need in this group.
6	Social Wellbeing	Tax paid amounted to 8.68 billion RMB; “Ten Fen” Caring Foundation donated 13.97 million RMB.
7	Overseas Responsibility	Understands the local need and help with the community development.

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CSN works closely with the research organization with expertise in CSR on conducting survey and study in social responsibility. In this process, CSN successfully promoted the concept of CSR through the communication with the public.

As a member of the SkyTeam, CSN submitted the annual CSR action plan and participated in relative discussion actively, providing suggestions and opinions on how to further develop the SkyTeam’s social responsibility and united all the members to take actions.

As a leader of CSR in China, CSN was invited to the “Responsible Economics—the Fifth International Forum”, which is one of the highest level of international conference on CSR. In the forum, CSN exchanged concepts and experience on CSR with the leading companies from all over the world.

CSN participated one of the most essential activities of “China CSR Alliance”—“2011 Low Carbon and Transformation—the second Green Strategy Forum” to call for the attention on climate change.

Representatives from CSN discussed with more than 500 participants from China and abroad on the relationship of green finance and sustainability development in “The Second Ditan Forum”, especially focus on techniques of reducing the emission for the aviation industry and the trends of management.

4.5 Communicating with the Stakeholders

Establishing a stable and open mechanism for stakeholder communication is an essential way to fulfill CSN’s CSR vision and promote CSN’s CSR concepts.

The aviation industry involves diverse stakeholders and in order to ensure sufficient communication with them, CSN has established a stable and open, which plays a critical part in CSR development for CSN. In the process of communicated to the multiple stakeholders, CSN fulfill its own corporate responsibility and work with more companies and individual to extend the impact of social responsibility to the world.

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China Southern Airlines Stakeholder Communication Mechanism

Stakeholders	Issues	Targets	Methods of communication	Actions taken in 2011
Investors	shareholder interests; Business performance; Strategic planning of corporate governance	Sustained and steady return on investment; Good corporate governance structure, information disclosure mechanism, and risk prevention system	Regular notices, reports; General meeting of shareholders; board of directors; and the board of supervisors	Published annual and seasonal report; Organized meetings with stockholders, board members, and board of supervisors.

Government	Improvement of local economy; Increase of employment rate; Environmental protection	Legitimate business; Increase of tax revenue; Promotion of employment; Energy-saving and emission reduction; Clean production	Special reports; Research and visits; Project Cooperation; Business meetings, Statistical reporting	Signed strategic partnership agreement with governments of Guangxi, Chongqing, Guizhou, West Australia State.

Customers	Flight Safety; Quality of Service; Price; Complains and responses.	Safety; satisfying services; Fair price; Serious and timely responses to customer comments or complaints	Feedback; Customer relationship management; Online Services	held annual corporate client meeting to improve communication with corporate partners on better customer service

Employees	HR policies; Career development; Protecting employee interests; Involvement in business	Communication; staff training; Improving staff welfare; Fair and transparent HR policy	Meeting of employee representatives; Employees’ Union; The e-forum; Training	Held the on-line communication meeting, in which employees had direct communication with the top management of CSN. 1680 employees participated onsite while 4195 employees participated through internet. More than a thousand questions on all kind of issues were raised.

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Supply Chain	Integrity; Company strength	Ethical management; Mutual benefit; Joint development	Business Negotiation; Contracts; Agreements; Training	Top management has close communication with suppliers and takes the initiative in exploring business opportunities for further cooperation.

Financial Institutions	Reputation; Prospects; Financial status; key indicators	Improve solvency; Reduce business risk	Negotiation of contracts; Business seminars	Signed “Agreement on Overall Strategic Cooperation between Banks and Companies” with Agriculture Bank of China; Signed agreement on financial cooperation with National Development Bank

Community	Harmonious community; Environmental protection; Share in the benefits of enterprise development	Establishment of communication mechanism; Increased public investment	100% Care Foundation; Charitable activities; Volunteers	Arranged charter flight to help with the repatriation of Chinese citizens from Libya; Donated 6 million RMB to Guangdong Charity Committee to support the development of “Happy Guangdong”.

Experts	Management process; policies standardization; handbook	Improve the internal process to stand external risks	Visit and communication	Invited PWC to conduct internal audit; Invited experts to discussion on improving flight technique, plane maintenance and green production management.

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Media	CSR; environment protection; branding	Establish an efficient communication channel	Press conference; journalist conferences	Held the Press conference for A380, first flight to Auckland and forum on energy saving and emission reduction; Cooperate with Tianya and held article competition in Sino Weibo.

Competitors	Fair and orderly competition; Innovative development	Fair competition; Friendly cooperation; Healthy and harmonious industry development	Forum	Signed cooperation agreement with the Liaoning Airport Groups.

In December of 2011, CSN held the annual client meeting of 2011 in Australia to express thanks to our clients. This is the first company-level annual client meeting ever held at overseas. Near 200 representatives of elite members, golden clients, sales representatives and local clients in Australia were invited to the meeting,.

The aviation industry involves diverse stakeholders and in order to ensure sufficient communication with them, CSN has established a stable and open mechanism for stakeholder communication, which plays a critical part in CSR development for CSN.

4.6 Awards of the Year

Since the start of establishing CSR management, CSN has been praised high by the public. In 2011, CSN received the following awards on CSR:

In May 2011, CSN received the CSR certificate from the China Industry and Economy Union as a green company for promoting green flights.

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In May 2011, CSN was ranked No. 21 by the Fortune in the list of China CSR Ranking. CSN was the leading company of the aviation industry.

In July 2011, CSN ranked high in the “List of Top 100 Green Companies in China”, which was co-organized by the 道农研究院和《绿公司》杂志 based on the comprehensive assessment on economic, social and environmental performance, innovation and transparency. CSN was ranked No.1 in the aviation industry and No.10 among the State Owned Enterprises.

In November 2011, CSN’s CSR report was rated as AA- in “The Third CSR Report Summit for A Shares Listed Companies” , ranking No.16 out of 519 listed companies.

In November 2011, CSN’s “Innovation in Service—Leading China Aviation into the Era of Four-Cabin” was awarded as “Best Practice on Social Responsibility among SOE in 2011”in the CSR conference held by the National Asset Committee.

In November 2011, CSN was ranked No. 27 in “The List of Top 300 Companies” from the A Study on CSR Reports in China 2011 published by 中国社科院.

In November 2011, CSN was rewarded as one of “The Leading 10 Companies for China Economy” for its great environmental and social performance.

In November 2011, CSN was rewarded as “The Listed Company with Best CSR Performance” in the “金紫荆奖”, which was co-organized by the famous management and finance organizations from both mainland China and Hong Kong.

The above rewards are the support from the public. More honor, comes with more responsibilities. CSN is going to take a more positive role in it CSR management and stakeholder communication, and keep feeding back to the society with excellent CSR performance.

4.7 Opportunities and Challenges

The evaluation of CSR performance is no longer based on the amount of charity donation, but the company’s transparency, contribution to community development and environmental sustainability and ability of integrating CSR to core business. Improving CSR performance enables CSN to strengthen its comprehensive competiveness.

In the fast developing global economic, CSN is facing internal and external challenges while fulfilling the corporate responsibility. In order to have better CSR management, the CSR committee has a throughout regular SWOT analysis on CSN.

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SWOT Analysis on CSN

Strengths	Weaknesses

Has organizational supports to CSR system;	CSR management system should be polished;

Established CSR strategy;	Capacity of CSR evaluation should be improved;

Set up “Ten Fen” Caring Foundation to support work on community development;	Capacity of CSR management should be upgraded.

Has well-developed CSR culture.

Opportunities	Challenges

CSR awareness of the public is improving greatly;	The public is having more expectation on CSR;

CSR standards are built;	The impact of unstable global economy;

More communication and cooperation on CSR.	Limited skills and techniques for realizing some of the CSR goals.

Guided by the development strategy, China Southern Airlines will continue to take a positive role in facing risks and challenges for better CSR performance in the future.

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5. Flight Health and Safety

Flight safety is the most important social responsibility of airline Companies. China Southern Airlines Company Limited has always kept in mind this responsibility, and committed to achieving the goal of sustainable security, to make security the basis for customer trust to the company.

—Geng Wanqing

Safety has always been the cornerstone for survival and development of airline companies. As the largest airline company in China, China Southern Airlines Company Limited has been upholding the security philosophy of "safety first, people-oriented", and strive to practice the security values of "science, people, standardization, sustainability". We set safety as the first priority, and implement responsibility assessment; we standardize the security management, and strengthen relevant supervision; we refine management measurements, and focus on risk management and control; we carry out strict assessment to personnel qualifications, and enhance the management of professional skills; we attach importance to the cultural construction of safety, and increase margin of safety management.

In 2011, China Southern Airlines had created a historical-best record on safety, by achieving air defence security for 210 consecutive months, and realization of no symptom of transportation accidents with responsibility born by the company, as well as no symptom of accidents of anthropogenic causes for the first time.

At 23:17 pm on the evening of December 31, 2011, the Flight CZ3100 from Beijing to Guangzhou performed by Southern Airlines A380 landed smoothly at Guangzhou Baiyun Airport, marking the realization of an Aviation Safety Year in 2011 for Southern Airlines.

	Goals set for 2011	Achievement of the Goals in 2011	Goals set for 2012
Flight Safety

Eliminate transportation flight accidents and major general aviation flight accidents ;

To make sure that:

The rate of transportation flight accident symptoms with responsibility borne by the company per 10, 000 flight hours not exceed 0.25, and rate of serious errors not exceed 0.55;

The rate of serious errors of general aviation per 10,000 planes not more than 2.0.

No accident symptoms with anthropogenic causes;

The rate of transportation flight accident symptoms with responsibility borne by the company was 0, and rate of serious errors per 10, 000 flight hours was 0.146;

The rate of serious errors of general aviation per 10,000 planes was 0.68。

Eliminate transportation flight accidents and major general aviation flight accidents ;

To make sure that:

The rate of accident symptoms per 10, 000 flight hours not exceed 0.25, and rate of serious errors not exceed 0.55;

The rate of serious errors of general aviation per 10,000 planes not more than 2.0.

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Air Safety

On condition of ensure the security of the passengers, crews and the airplane, to prevent hijacking and bombing accidents;

Eliminate serious criminal cases and major fire accidents;

Make sure that the critical positions are 100% fireproofing.

Completed

Eliminate air defence security accidents;

On condition of ensure the security of the passengers, crews and the airplane, to prevent hijacking and bombing accidents, etc;

Make sure that the critical positions are 100% fireproofing.

Make sure carry out 100% training to the key personals on “Aviation security operation manual” and other regulations on air defence security.

Aircraft maintenance	Eliminate major aircraft maintenance accident; Make sure the rate of accident symptoms per 10,000 flight hours not exceed 0.13, and rate of serious errors not exceed 0.27	No accident symptoms cased with responsibility of the company. The rate of serious errors per 10,000 flight hours was 0.031, and rate of accident symptoms was 0.	Eliminate major aircraft maintenance accident; Make sure the rate of accident symptoms per 10,000 flight hours not exceed 0.13, and rate of serious errors not exceed 0.25

Food Safety	Make sure that the catering on the airline 100% meets the standard of hygiene qualification. Make sure all the suppliers of Air food passed HACCP and QS standards.	Completed.	Make sure that the catering on the airline 100% meets the standard of hygiene qualification. Make sure all the suppliers of Air food passed HACCP and QS standards.

Ground Safety	Eliminate major aviation ground accidents and major aircraft maintenance accident; Eliminate major fire accidents and major ground transportation accidents of anthropogenic causes.

No major aviation ground accidents or major aircraft maintenance accident;

No major fire accidents and major ground transportation accidents of anthropogenic causes.

There are altogether 5 cases of ground transportation accidents and other insecure incidents, among which there is 1 case of major ground transportation accident with 1 died.

Eliminate major aviation ground accidents and major aircraft maintenance accident; Eliminate major fire accidents and major ground transportation accidents of anthropogenic causes.

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5.1	Fight Safety

As always, the Southern Airlines had set flight safety as the first lifeline, and had attached great importance to flight safety. In 2011, the company had 80.677 million passengers through air traffic. Considering that each passenger has connection with four families, the flight safety of Southern Airlines was closely tight with the peace and happiness of 0.32 billion families. Therefore, we had always borne in mind this responsibility, and kept improving the safety management measurements of the company, to establish a solid security system and long-term security mechanism, thus to make security the basis for customer trust to Southern Airlines.

After years of practice, Southern Airlines has accumulated a wealth of experience on safety management, especially in the key crucial aspects of flight team, aircraft maintenance, operation commanding and air defense security that are closely related with flight safety. The company has established effective security management mode.

Accident-free fight hours of Southern Airlines from 2007 to 2011

Flight Hours (Million Hours)	Time of statistics

4	May, 2007

5	June, 2008

6.53	December, 2009

7.71	December, 2010

8.98	December, 2011

Number of incidents happened per 10,000 flight hours from 2007-2011 (Comparing with the average data from the General Administration of Civil Aviation of China)

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	Number of incidents happened per 10,000 flight hours
Year	Statistics of Southern Airlines	The average data of CAAC
2007	0.065	0.300
2008	0.064	0.262
2009	0.090	0.319
2010	0.008	0.380
2011	0	0.372

➢	Flight Team

The flight team is the core strength in guarantee of flight safety. China Southern Airlines had always values the construction of flight team. With the notion of safety, the company had strived to cultivate an excellent flight team from perspectives of professional skills and working attitudes, which laid a solid foundation for flight safety.

In 2011, the company had held an event of “Four Good” among the Flight Department, with the purpose to enhance the management of the flight team, to improve the overall quality of the flight team, and to ensure the inner stability of the team.

The standards of the “Four Good” are as follows:

Good performance on Flight Safety

The implementation of safety responsibilities should be reinforced, with the cadres conscientiously fulfil the responsibility of leadership in security and the pilots conscientiously fulfil the responsibility of safety at work, to make sure of the flight safety with strong high sense of responsibility

Good Leadership role

The leadership team should play a prominent role, in controlling the whole situation, making sure of the stability of the flight team, and leading the flight team to devote to work in a best state.

Good Image and working style

The department should strengthen the working style of the whole flight team and improve the professionalism of the pilots.

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Good Cooperation and Coordination

The whole flight team should be subject to system management and matrix management, and obey to the unified deployment of the company.

Through the “Four Good” Event, the overall quality of the flight team of Southern Airlines was significantly improved, and the company had set a best record in history on flight safety throughout 2011.

➢	Aircraft Maintenance

The top task of aircraft maintenance will always be safety. The safety culture of Maintenance system of Southern Airlines is "Zero tolerance" in safety hazard. Thereupon, the aircraft maintenance work should be in compliance with the concept of "sustainable security". The maintenance workforce should be highly cautious and insightful at work, and always bear in mind that “He who does not advance loses ground”, trying to perfect the long-term efficient security mechanisms. In 2011, The Maintenance Division of the company had carried “Five Zero” Competition and construction activity, namely “Zero accident symptoms, Zero human error, Zero AOG, Zero malignant delay, Zero effective complaints”, establishing a top-down "zero tolerance" safety culture.

Guangxi Branch had maintained the "Five Zero" record for 30 consecutive months

The aircraft maintenance factory of Guangxi Branch of the company had seriously sticked to the notion of “Sophisticated Maintenance”, enhanced the overall management, strictly implemented the rules and regulations, strengthened the coordination at work, and had followed the mechanism of “Three Inspections”. As of December 2011, the factory had maintained the "Five Zero" record for 30 consecutive months.

The Maintenance Division held the “Five Zero” competition had significantly improved the flight service of the company. The competition had already become an effective means for the Maintenance Division of the company to enhance operational efficiency with far-reaching implications. In the future, the company will continue to further perfect the content of the competition to make it more in line with the characteristics of maintenance work, giving the competition a new connotations and longer life cycle.

➢	Operation Commanding

The SOC of China Southern Airlines is responsible for the centralized control and unified deployment of the three sources of the company, namely flight routes, aircrafts, and aircrew., including the preparation and coordination of the ground before the flight, flight monitoring, and making rapid response in emergency situations.

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In 2011, the SOC had extended its focus from the traditional deployment of resources to flight monitoring and emergency handling. In flight monitoring, through the promotion of electronic flight bags, the company had established real-time communication links between the ground and air, strengthened the regional monitoring functions of each operational headquarters, and had realized the linkage disposal of headquarters monitoring and regional coverage. In emergency handling, SOC had further improved and perfected the emergency plans, and had enhanced the decision-making procedures of the operations.

Since 2011, in response to the widespread flight delays caused by bad weather, SOC had initiated emergency response Grade four for widespread flight delays for 41 times, including 25 times of blue alert, 14 times of yellow alert, once of orange alert and one of red alert, thus had properly coped with the bad effects brought by bad weather like continuous fog, super typhoons and etc.

At the same time, with regard to Emergencies abroad, SOC had issued the "Offshore Emergency Response Plans”, through which standardized the emergency response procedures, improved the ability of the institutions and personnel abroad to prevent and respond to emergency occasions.

The centralized and unified operational management mode of SOC served as a strong foundation for Southern Airlines to handle all kinds of emergencies efficiently, and played an important role in safe and regular flights of the company.

5.2	Air defense security

Since the 2008 Olympic Games held in Beijing, China had been organizing big events that draw attention of the whole world every year, which had remarkably increased the civil aviation transportation services. All this had put forward higher requirements on safety and security.

The Defence System of Southern Airlines had defined strict security responsibilities, implemented rigorous rules and regulations, strengthened the preventive measures, with the purpose to fulfil the functions on safety supervision. In 2011, as it was during the critical and sensitive period when the big event of World Universiade and Asia-Europe Expo were held, Southern Airlines had positively studied and evaluated the air defense security situation, and had timely published the notice of source of risks. Meanwhile, the company had strengthened international cooperation with IATA, the SkyTeam, and other code-sharing airlines on airline security. The company had strengthened the security and counter-terrorism collaboration with the U.S. Transportation Security Administration, and had held the annual work meeting on aviation security of SkyTeam in 2011.

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Through participation in big and international events, Southern Airlines had accumulated rich experience in security, and had enhanced safety awareness of all the staff. During the international communication, the company had tried to keep up with the international security standard, and kept improving its level of security.

5.3	Food Safety

Air food is the food and drink dedicated for the air transport environment. With the rapid development of the aviation industry, aviation food safety also becomes increasingly important.

In 2011, Southern Airlines had established and improved the supervision system to all the procedures of air food production and service, from the raw material to the food on the airplane.

Firstly, to closely monitor the use of food additives, the company had issued the "Regulations on Management on Use of Food Additives to All Food Suppliers to Southern Airlines” to all its air food suppliers, and also carried out special supervision to food category possibly with illegal additives;

Secondly, to strictly control the purchase of raw material and closely supervise the purchase channels, to prevent the food and raw materials that had past the expiration date from flowing into the production and service procedures;

Thirdly, to strengthen the management on suppliers of raw materials. Those suppliers that provides false certificates or documentary materials, or with food safety hazard, or unqualified after rectification, the company shall terminate the supply contact.

At the same time, the company had also completed the assessment on the safe operation of 65 outside catering suppliers, and had established files of all the catering suppliers, which could serve as references for selection of future suppliers.

Through the establishment of strict food supervision system, the company had effectively prevented the occurrence of systematic risk. In 2011, the food supplied on the airplane had 100% reached hygienic standard, with no unsafe incidents happened and no effective complaint throughout the year.

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Table-14 Food Suppliers that passed HACCP、ISO、QS qualifications in 2011

Quality System Certification of the 12 catering companies for the Airlines Food System of Southern Airlines
Certification
No.	Company Name	ISO	HACCP	QS
1	Dalian Airlines Food Co., Ltd.	Passed ISO9001 and ISO22000	Passed	Passed

2	Zhengzhou Airlines Food Factory	Passed IS09000	Passed	Passed

3	Changchun Airlines Food Factory	Passed IS09000	Passed	Passed

4	Xinjiang Airlines Food Co., Ltd.	Passed IS09000	Passed	Passed

5	Heilongjiang Airlines Food Co., Ltd.	Passed ISO22000	Passed	Passed

6	Shenyang North Airlines Food Co., Ltd.	Passed ISO9001 and ISO22000	Passed	Passed

7	Changsha Airlines Food Factory	Passed ISO22000	Passed	Passed

8	Wuhan Airlines Food Factory	Passed ISO9001 and ISO22000	Passed	Passed

9	Haikou Airlines Food Factory	Passed ISO22000	Passed	Passed

10	Guangzhou Nanlian Food Co., Ltd.	Passed ISO22000	Passed	Passed

11	Shenzhen Foods Co., Ltd.	Passed ISO22000	Passed	Passed

5.4	Drinking Water Safety

To ensure the safety of drinking water, the Southern Airlines had commissioned the Guangdong Entry-Exit Inspection and Quarantine Bureau to carry out monthly watch quality inspection upon the Water supply centre of the company. The inspection was carried out in accordance with the provisions of “Drinking Water Quality Standard” jointly issued by the Standardization Administration of the P.R.C. and the Ministry of Health of P.R.C. Meanwhile, the company had been carrying out non-notification supervision to all the suppliers of drinking water, to prevent water pollution during the transport and operation process. In 2011, the company had successfully passed all the testing on safety of drinking water.

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5.5	Ground Safety

The ground safety of Southern Airlines falls into two categories, ground traffic safety and fire safety. For now, the company had more than 4000 vehicles, including special vehicles and general-purpose vehicles, and had got more than 7000 persons as drivers and vehicle management personnel. Through regular safe driving examination, the company had enhanced the management of drivers and had regulated the professional behaviours. For ground fire safety, we had comprehensively strengthened and standardized the relevant rules and regulations, by implemented the policy of “prevention in the first place, and integrating prevention with Extinguishing”. In 2011, the company had established a refined management office on fire safety, and had carried out experimental construction on “Subsidies Fire Fighting Archives” in Guangzhou area. In addition, the company had carried out regular key infrastructure work like fire safety drills as well as facilities and equipment maintenance, etc. In 2011, over 210 times of fire extinguishing practical operation and emergency evacuation drills had been held by its branches companies and offices and Guangzhou subsidies. Meanwhile, over 1300 times of comprehensive fire safety inspections were conducted throughout the year.

By checking the weak link in ground safety management in a timely manner, and by supervising the implementation of the regulations and safety precautions, the company had guaranteed the safety of ground vehicles, and had effective prevented fire accidents and other hazards.

Case: Fire emergency evacuation drill

On June 24, 2011, a fire emergency evacuation drill had been carried out in the Guangzhou air cargo terminal of the Southern Airlines, by simulating the situation that the office building had sudden and intense fire, and thus need full emergency evacuation. In accordance with the pre-set procedures, the drill participants had swiftly initiated the fire contingency plan, the whole evacuation from sounding the alarm to the arrival at the specified spot of all the staff was completed in a short time of only eight minutes. The drill was designed to improve employee’s ability and prevention capabilities in facing unexpected emergency fire accidences, and to promote the knowledge of fire safety. The picture shows the situation that the staff worn gas masks and quickly evacuated off the scene of the fire during the fire drill.

5.6	Health and hygiene of Customers

China Southern Airlines attached great importance to health and safety of customers, the company had a set of comprehensive system in handling the discomfort of customers during flight. Meanwhile, the company enhanced the hygiene management in the passengers’ cabin, trying to provide with the customers with a clean environment.

Southern Airlines had promulgated and implemented “Regulations on Management of Airplane Emergency Medical Equipment”, and equipped the airplanes with Medical Emergency Cases and Epidemic Prevention Bags. The company had carried out strict boarding inspections upon sick passengers, and had established an air-ground rescue system, through which the company can arrange in time treatment once a passenger was found sick in the cabin. If the passenger needs hospitalization, we shall make sure that he/she was taken care of, and follow-up with the situation of the treatment as well as send staff for condolences.

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Previously, if the airplane was taking flight at other places, it would be difficult to replenish the medical supplies after the medicine was running out in the case of the airplane. Since 2011, we had improved the supplementary configuration for medicines for airplanes at taking flight at other places. The company had established complementary mechanism on medicine cases among all the branches and subsidiaries, including unified purchase and distribution of medical emergency cases and epidemic prevention bags, to ensure adequate supply of medicine on plane.

In 2011, the company had refined the cabin cleaning process, to meet the international security standard. We had strengthened the management on water supply on the airplane as well as the health and safety on cabin environment, had laid a solid basis for the work of rodent control by joint inspections, and had organized training courses to improve vector control and sterile technique. The specific measures include: First, strictly implementing the standards and procedures on cabin cleaning and goods distribution; Second, improve the work of cabin cleaning team, by holding various types of cleaning-related training courses and by voting a star of cleaning through appraisal.

Case: Management system on textile washing in the cabin

1, Southern Airlines had signed the “Liability Agreement on Management on Textile Washing Quality on the Airplanes” with each of its branch companies and subsidies. For this, each branch company should fulfil the responsibility of supervision upon the cooperative washing service suppliers, and to implement the distribution of textiles and transfer of cleaning work in accordance with the "Airplane Textile Allotment Standards", to make sure that the textile distributed to passengers in each flight clean, tidy, with no stains and no smell, and in standard package.

2. Establish monthly inspection system upon the washing quality in the cabin, by carrying out scheduled inspection at least once per month and non scheduled inspection once to twice per month. Meanwhile, carry out special inspections upon the airplane textile washing work, and carry out quality inspection upon the cooperative washing service suppliers.

3, Design unified specifications and ref numbers for the washing labels, and to paste the washing label with stamps of ref number to the packaging bags of airplane textiles, with the purpose to standardize the management of washing work as well as implement accountability.

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6. Environmental protection

Green development is a responsibility and mission of all mankind. Only by adhering to the economic value, social value, ecological value of harmony, the enterprise can achieve sustainable development.

—Si Xianmin

Over the last five years, CSN has developed a set of policies and initiatives to protect and sustain the environment. For example, we introduced the “Green Fight” concept to manufacturing operations. We have continued to tackle climate change by reducing energy use and greenhouse gas emission, and are providing passengers with more environmentally friendly and cost-saving services and products. In 2011, we progressively reduced energy consumption and carbon emissions as the major climate change strategy.

	Goals set for 2011	Finished or not in 2011	Goals for 2012

Green Flight	Carbon dioxide emissions per passenger km is less than 108.9 grams.	Carbon dioxide emissions per passenger km is 103.2 grams	Carbon dioxide emissions per passenger km is less than 105.9 grams

Clean Production	Keeping improving CSN clean production; Reduce noise levels.	Fist time rate GZ excellent cleaner production company. Obtain Guangzhou Development Zone development of circular economy special award	Continue improving CSN’s work on clean production.

Environmental Protection	Continue applying new technologies to improve corporate efficiency and reduce resource consumption	The B737NG airplane retrofitting winglet Upgrade the engine	Continue applying new technologies to improve corporate efficiency and reduce resource consumption

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6.1 Performance Overview

→Philosophy of Environmental Protection

Because environment protection is a major issue that affects the sustainable development of society as a whole, China Southern Airlines pays serious concern to greenhouse gas emission, climate change and damage to biological diversity. China Southern Airlines actively responded to the United Nations, ICAO, International Air Transport Association, SkyTeam and other international organizations, to achieve sustainable development initiatives and milestones. We have implemented the energy-saving emission reduction policies of the Chinese government, taken measures to improve the efficiency of energy utilization and reduced greenhouse gas emissions. China Southern Airlines has been implementing practical actions to contribute to sustainable development of society, protect the environment and promote ecological balance.

→Environmental Protection Policy

In 2007, China Southern Airlines developed and publicly released the company’s first environmental protection policies. Through the proper and continued implementation of future policy guidelines, CSN hopes to be able to continue to improve the company’s environmental governance.

1. Strictly comply with national environmental protection laws and regulations to achieve low-emission and low-power-consumption objectives ;

2. Commitments to environmental protection should be based on the actual situation and the objectives should be achievable ;

3. Actively enhance the staff’s environmental awareness and encourage the staff to actively participate in environmental protection activities.

4. Ensure that environment protection performance is open and transparent, and timely release the company’s environment information to the stakeholders.

5. Positively respond to the stakeholders’ expectations of CSN’s environmental performance.

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6. Monitor the performances of the associated enterprise in environmental protection and integrate them into environmental management. CSN works together with associated enterprises to build a harmonious environment.

6.2 Energy consumption management

→Resource Consumption

There were two main aspects of resource consumption in China Southern Airlines' production: first are energy resources; and the second is water. The major resource consumption is aviation kerosene, which accounted for more than 97%, the other is surface energy, such as gasoline, diesel, electricity, etc.

China Southern Airlines in 2011 consumed about 4.24 million tons of aviation fuel ,which resulted in carbon dioxide emissions of about 13.36 million tons ;AS water consumption was about 6.63 million tons.

Energy Consumption Disaggregated Statistics in 2011

Type	Amount	Standard Coal Equivalent (ton)	Ratio (%)

CAO	4238855.60 (ton)	6237052.13	97.53%

Gasoline	7174.52 (ton)	10556.59	0.17%

Diesel	8283.74 (ton)	12070.23	0.19%

Coal	118881.21(ton)	84916.85	1.33%

Electric	25898.87 (10000kwh)	31829.71	0.50%

Natural gas	535.91 (10000m3)	6430.95	0.10%

Liquid gas	698.25 (ton)	1197.01	0.02%

Other	6395 (ton)	10231.95	0.16%

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→Efficiency of energy utilization

The main indictors of efficiency energy utilization at China Southern Airlines in 2011:

◎All flights consumed fuel of 0.00029 tons per kilometres, 3.3% less than 2010 ;

Passenger flights consumed fuel of 4.15 liters per 100 passengers –km, 2.6% less than 2010.

◎China Southern Airlines’ total energy consumption was equivalent to 6,395,000 tons of standard coal, consuming 0.69 tons of standard coal every ten thousand, 9.2 %less than 2010.

Table 2007-2011 comprehensive index on Annual energy consumption

Year	Tons of standard coal/million in revenue	Year-on-year decline in 2007(%)

2007	0.85	-

2008	0.80	-5.88&

2009	0.89	4.7%

2010	0.76	-10.59%

2011	0.69	-18.82%

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Table : Comprehensive Date on Energy-saving and Emission Reduction in 2007-2011

	Unit	2011	2010	2009	2008	2007
Revenue perton-km( RTK )	Ten-thousand	1446102	1310361	1006747	919969	925030
Revenue per passenger-km( RPK )	Ten-thousand	12234430	11132752	9300182	8318360	8172768
Aviation consumption perton-km	Ton	0.00029	0.00030	0.00041	0.00033	0.00032

All Aircraft

Fuel Consumption	Ton	4238856	3933142	3313842	3010407	3004919
	Liter	5367537178	4978606329	4194736709	3810641772	3803694937
Fuel Efficiency	g/RTK	293	300	329	327	325
	Liter/100RTK	37.12	37.99	41.93	41.69	41.38
	Improvement since 2006( % )	13.10	11.05	2.44	3.02	3.72
CO2 Emissions	Ton	13357125	12389262	10451858	9494824	9477515
	g/RTK	924	945	1036	1030	1024
CO Emissions	Ton	2372	2200	1856	1686	1683
Nitric Oxide Emissions	Ton	89442	82962	69989	63580	63464

Passenger Aircraft

Fuel Consumption	Ton	4006345	3742944	3261796	2943317	2908813
	Liter	5071322784	4737903797	4155154	3749448	3705494
Fuel Efficiency	g/RPK	33	34	35	35	36
	Liter/100RPK	4.15	4.26	4.47	4.51	4.53
	Improvement since 2006( % )	13.24	10.88	7.11	6.28	5.86
CO2 Emissions	Ton	12619986.75	11790274	10287705	9283222	9174396
	g/RPK	103.15	107.10	110.62	111.6	112.26
CO Emissions	Ton	2240	2093	1826	1648	1629
Nitric Oxide Emissions	Ton	84507	78951	68889	62163	61434

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6.3 Environmental action

Green, representing life, health and vitality, give birth to life and carry the sustainable hope of mankind. Today, green is not just a color, it has become a development concept, which changes people's behavior. China Southern Airlines implement the concept of "green flights" , and through energy- saving emission reduction, it is trying to provide passengers with saving costs. While promoting the rapid development of the air transport industry , we lead a win-win situation to the company , consumer and the environment.

Fleet optimization

Fleet optimization is the most important saving approaches to achieve emission reduction objectives. New aircrafts have a safety margin , higher fuel efficiency and lower noise than the older aircraft , so in recent years, China Southern Airlines was committed to the work of fleet optimization. In 2011, China Southern Airlines introduced fifty-five new aircrafts, sold twenty-four old aircrafts, and phase d out MD90, ATR 72 and A300 etc., which made the average age of the fleet drop to 6.2. This greatly reduced the fuel consumption of aircrafts, and increased the energy efficiency.

A300 replaced by A330

Model	Fuel consumption per km per ton( kg )	After replacement
		Amount of oil saved( ton/year )	Reduced CO2 emission ( ton/year )
A330 - 200	0.32	1985	6261
A300	0.33

MD90 replaced by A320

Model	Fuel consumption per km per ton( kg	After replacement
		Amount of oil saved( ton/year )	Reduced CO2 emission ( ton/year )
A320	0.33	13364	42150
MD90	0.37

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Low-carbon A380

China's first greatest Airliner A380 has joined in China Southern Airlines , and it operates in the domestic routes now. A380 is called the "gentle green giant", for there are four prominent superiority in environmental protection. First , it contained a large quantity, which can take full use of valuable airport space resources and reduce the impact of the existing environment of the airport; Second , the body of A380 is made by composite material, which greatly reduces the weight of the aircraft and reduce fuel consumption emissions : fuel consumption is just 2.9 liters per passenger per one hundred kilometers, 30% lower than conventional aircrafts; Third , A380 is used by new generational engines , advanced wing and landing gear design , so it needs a shorter time to climb and to leave with lower noises; Fourth, fuel reduction effect is more obvious , and carbon dioxide emissions is lower.

→Optimization of flight routes

Whether the layout and path of the flight routes is scientific and reasonable or not, directly affects the overall fuel consumption of the company. In recent years, after scientifically analyzing and evaluating to more than five hundred flights routes , China Southern Airlines put forward " cut-off bends, and build high-speed flight routes " strategic conception.

From 2005, in the domestic airlines ,China Southern Airlines carried out the first routes optimization, established a route optimization system, and simplified the departure procedures, and finally reduced the flight time and the fuel consumption of aviation.

Using temporary routes

China Southern Airlines SOC cooperated and developed the project of optimization of routes and arrive-leave procedures with aero-traffic managers and air forces around the world. From January 1st to September 30th ,2011, a total of eighty thousand flights have used temporary flight routes, which has shortened the flight distance by 2.8 million km.

Seasonal optimization of flight routes

We optimized flight routes of Guangzhou - Phnom Penh, Penang, Angkor Wat, Paris, Amsterdam, Pudong - Vienna, Anchorage, Frankfurt during “winter-spring season changing in 2011 ”, which resulted in saving 1355 tons of fuel and reducing 4300 tons of carbon dioxide. During “summer- autumn season changing, we again optimized flight routes of Pudong - Frankfurt, Los Angeles route optimization, which also resulted in savings 550 tons of fuel, and reducing over 1750 tons of carbon dioxide.

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The optimization of flight routes is the focus of the savings of aviation fuel consumption. By continuing to promote optimization of flights routes ,we minimize the fuel consumption of routes, and improve the fuel efficiency ,which further expand the green channel of the energy-saving

Other energy-saving measures:

Introduce IATA aviation fuel efficiency audit, and excavate the potential of fuel-efficient, in order to reduce unnecessary fuel consumption , carry out the work of quality control and data integration of flights, data collection, decoding and integration of Airbus models; verify the optimization of flight routes conditions on time in order to effectively improve the reliability of the flight plan.

Strengthen the management of fuel consumption of aviation ; ASN improve the company's fuel- economy capability by managing maintenance of oil , dynamic assessment and enhancing the fuel-saving technology execution of the pilot.

→Installing the winglet

Using new technologies to improve fuel efficiency, is another energy -saving tool. China Southern Airlines made technical program of installing winglet on the B737NG aircraft ,which based on the actual efficiency of fuel-saving,. The winglet is the installation of an upward tilt on the wing’s tip of an aircraft, which in order to reduce wind resistance and fuel consumption. The installation of winglet can effectively reduce the fuel consumption, improve aircraft (especially run in the plateau airport) the capability of payload and range; and also can reduce the take-off noises. Aircraft, which is installed the winglet will reduce about 2 -3% pollutant emissions. Lower take-off noises and have good economic and social benefits.

Currently, CSN has twelve B737-800 aircrafts which have installed the winglet, in the next four years, there will be one hundred and twenty-five B737-700/800 new aircrafts delivered, these aircrafts will all be installed the winglet to practice the concept of green flight of CSN .

→Reducing weight to improve performance

Reducing weight is also an effective way to improve fuel-efficiency and reduce emissions. We have also continued to decrease the weight in planes by reducing water to cater for the number of passengers per flight ( rather than carrying a full tank no matter the number of passengers ).Another initiative to reduce weight has been to adopt more advanced onboard entertainment equipment while reducing the number of magazines. This ensures service quality and reduces weight.

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Waste Disposal

Recycling and disposal of solid waste

The CNS manages the solid waste which produced mainly within the aircraft cabin strictly. Staff will transfer the waste to the recycling bins which certificated by airport health quarantine departments, then the waste will be recycled. The non-recyclable waste was sent to the waste treatment plant which designated by the Government for incineration or landfill disposal after packing. The recyclable waste was disinfected before recycling to minimize environmental pollution and to be environmental protected.

Recycling and disposal of liquid waste

Staff will recycle the liquid waste to the special vehicles from the cabin , then transport the waste to the liquid waste Recycle Bin (sewage treatment station) which specified by the airport health quarantine departments, poured the liquid waste into a seal large underground handling storage wells through the recycling crossing. We add disinfectants into the storage wells to disinfect the in sewage, use the advanced sewage treatment process to purify the liquid waste, and then discharged into the designated area through the underground sewerage system.

Actions Taken on the Ground

CSN’s environmental commitment extended to other aspects of our business as well. In 2011, we transformed the low voltage power distribution room lighting of Guangzhou office building for energy saving, installed the lighting Smart Power Energy Saver , the average annual savings of nearly 80,000 kwh of electricity, and also we transformed the office air-conditioning automatic control system to make it in accordance with the actual air conditioning load automatically adjust the host load, reducing the host power consumption, overall efficiency of 20% -40%. In addition, we have a reasonable adjustment of the elevator operation of the station number and run time to minimize the use of elevators.

Full participation

In order to improve staff awareness of energy conservation, resource awareness and environmental awareness,

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CSNs carried out in a deep-company-wide energy-saving publicity, extensively carried out "National Energy Conservation Week", "June 5th" Environment Day mass energy saving activities , energy-saving competition and so on. At the same time, to carry out the theme of environmental protection publicity of the "green cabin”, pass the green concept to the traveling public.

We take the initiative to communicate with the media, to introduce our energy efficiency policies and achievements, and widely listen to in the pertinent suggestions of the community.

In the National Energy Conservation Week, we invite the mainstream media reporters to find out how a company energy saving projects carried out. The <General Administration of Civil Aviation of China> published a news which feature entitle is " Energy saving, the CSN dance with green wings" on front-page position in the July 13, all the major Web sites have reproduced, and it established the CSN as a green brand image. As the window units of the industry, we strongly advocate the passenger a low-carbon travel. In nearly 30 major airports in the country, CSN carried out the "Green Monday" low-carbon environmentally friendly outing activity. Travellers who buy airline tickets through CSN’s website which travel date is on Monday, will have a chance to win a green gift. Through such activities, CSN wished to promote environmental awareness theme, passed the "Low-carbon travel" concept to the majority of visitors positively, guided travellers to visit the website more and to buy e-ticket ,using the online payment, SMS check-in.

In addition, in order to promote energy conservation and form an energy-saving atmosphere , we adopted internal public mailbox to send energy saving knowledge Q & A to all employees, posted posters and banners and other forms. At the same time of this activity, we carried out energy-saving education and inspection to the key positions, to further sort out energy-saving projects and management.

Case: Easy Boarding

"Please toilet before boarding “ a voice from the CSN’s check-in counters is reminding the travellers time and time again. This is the “TT low-carbon travel environmental activities” launched by Guangdong Wu Xiaolan Charity Foundation in 2010, as its sponsor, the CSN advocated passengers to easily travel.

The so-called "TT" action is to call people made easy but also easily ignored contribution of aircraft energy saving. “Toilet Before boarding” this seemingly small act can make a major contribution to the green. According to statistics, 150 people toilet Before boarding is equivalent to reduce the burden of about 63 kg of the aircraft, so that the aircraft can reduce the consumption of about 13 liters of aviation fuel per flight hour. If everyone into the action, it can greatly reduce carbon dioxide emissions.

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7. Value Improvement

Strategic transformation and brand building is the key to improve the value of CSN, a driving force for CSN to keep its strength in increasingly fierce competition.

Tan Wangeng

7.1 Strategic Transformation

The strategic transformation of the Company is to transform from a point-to-point operation to network-oriented operation. It demonstrates the social responsibilities in CSN’s long term development planning, and vital strategic value to the deployment of the Company’s overall works. In 2011, while seizing the market opportunities, CSN continued to advance strategic transformation and internationalization, and results of such transformation has been revealed gradually.

The core of strategic transformation is to optimize and integrate air routes, schedules, marketing, and service resource, improve internet marketing capability and safety guarantee ability to hubs. In 2011, the influence of flight hubs in Guangzhou, Urumqi and Chongqing was significantly improved. In particular, the popularity and competitiveness of Guangzhou hub was improved greatly, with the international turnover of 1.22 million person-times, a yoy increase of 45%; 6th freedom right exceeded 130,000 person-times, a substantial rise of 280%; passengers transfer via Australia/New Zealand of 346,000 person times, a yoy increase of 131%, accounted for 39.3% of the market share of Australia and New Zealand (yoy increase of 11.3%), consolidated its position as the first portal hub from China to Australia and New Zealand. International passengers transfer via Urumqi hub reached 133,000 person times, a yoy increase of 32%. Passengers transfer via Chongqing hub was 139,000 person times, a yoy increase of 144%.

Our international routes and domestic routes are becoming supportive and incentive mutually. We attached great importance to the comprehensive safety guarantee ability to transfer service, increased investments on human resources, equipments and facilities to hub airports, streamlined transfer procedure, standardized the transfer mark system, optimized the connection of transfer flights, enhanced the lounge condition for business and first class passengers and thus improved the customer experiences in an all-round way. Each subsidiaries or branches have reached 95% on “entire journey, one ticket” service throughout four hubs. In the Guangzhou hub, the baggage from international flights will be two-way claim free in early 2012. In the Urumqi hub, passengers from international transfer flights are eligible for visa-free stay of 24 hours, and the transfer procedures has been shortened to 30 to 40 minutes.

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The effective breakthrough of strategic transformation helped us in identifying method to leverage the advantage of scale of CSN, consolidating the base and fuelling the engine to the development of the Company. In the coming years, by advancing hub planning, streamlining business procedure, remaking organizational structure, innovating the management and control of costs and strengthening the joint-action mechanism, we will make the Company to become an international network-oriented airline with strong brand influences.

7.2 Brand Building

Brand is a focused representation of a company’s comprehensive strength, and brand image and public recognition comprising an important part of a company’s value. In 2011, we took the initiative in seeking cooperation with domestic and overseas government and tourism bureaus, signed strategic cooperation agreement with government of Guangxi, Chongqing and Guizhou as well as Liaoning Airport Group, and therefore improved the operating environment of the Company by such cooperation and communication.

In order to adapt to the requirements of internationalization, CSN also integrated brand promotion resources and expanded the brand promotion in multiple channels and wide coverage.

The Company designed and organized brand promotion programs on the basis of a series of events, including the receipt of four star status from SKYTRAX, the launch of international routes to Auckland, Amsterdam, Vancouver and Istanbul, the chartered flight for peacekeeping force, the recruitment of new cabin crew and the maiden voyage of China’s first A380. By actively working with tianya.com, sina.com and other websites, CSN made progress and created sound brand image regarding corporate communication and internet management. CSN also enlarged international promotion channel, intensified promotion campaign and promoted at mainstream local media, which formed great promotion campaign of its offering and image and eventually raised the international influence of the Company.

In 2011, CSN bought a landmark historical heritage building in the heart of Sydney CBD as its premise of Sydney office. It reflected more than just the strength of CSN, but also the Company’s respect and appreciation of the history and culture of Australia, which will help CSN to enter into local mainstream society, and further build up the influences of CSN in Australia market.

7.3 Internationalization

Internationalization is a key element for CSN’S development in the fast-growing economic.

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The internationalization of CSN will be advanced based on the idea of “consolidating domestic market and develop international market”, building both domestic and international advantage, increasing our development opportunities and improving risk resistance capacity, continual profit-making capacity and international competitiveness. With 3-5 years hard work, we will strive to make CSN a world class airline and an international network-oriented airline with good safety record, strong profitability and great brand image.

In 2011, CSN launched several new international routes to Auckland, Amsterdam, Tbilisi, Vancouver, Perth, Istanbul, and arranged more flights for international routes to Sydney, Melbourne, Los Angeles, Paris, Brisbane and Auckland. At present, the international (excluding regional routes) flights per week increased 149 on yoy basis, and seat/km ratio of international routes reached 25.9%, representing an increase of 3.8%.

As a member of SkyTeam Alliance, CSN has been learning advanced ideas, models, standards and methods from foreign airlines, expanding its international vision, accumulating international operation experiences and boosting internationalization by communicating with other members in SkyTeam.

Major events of internationalization in 2011

Apr 8: CSN launched the direct route from Guangzhou to Auckland, the first direct route to New Zealand in China’s civil aviation industry

May 6: CSN signed strategic cooperation agreement with West Australia government in Guangzhou, expanding and deepening the field for cooperation to reach mutual benefits. At present, CSN has 24 flights from Guangzhou to Sydney, Melbourne and Brisbane per week, becoming an air express track for mainland passengers headed for Oceania.

June 7: The first direct route from Guangzhou to Amsterdam, also the second direct route from Guangzhou hub to Europe, completed its maiden voyage successfully.

June 9: CSN launched the regular flights from Urumqi to Tbilisi, the capital of Georgia, providing a convenient air transfer bridge for passengers of Mid and West Asia and Russia to and from China, Southeast Asia, Europe, Australia, Japan and South Korea as well as the Americas.

June 15: The direct route from Guangzhou to Vancouver completed its maiden flight. It added one more destinations in North America for flights from Guangzhou, and made the international routes of Baiyun Airport exceeding 100.

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July 19: CSN signed tourism strategic cooperation agreement with Tourism Authority of Thailand in Guangzhou. CSN will leverage its network advantage of Guangzhou hub to optimize the existing routes to Thailand.

August: CSN arranged more flights in major international routes to Sydney, Melbourne, Los Angeles and Paris, and the international flights were increased to 849 per week.

Oct 15: China’s first A380 was delivered to CSN, which makes the Company become the 7th airline in the world and first in China to introduce A380 in its fleet.

Nov 8: CSN launched Beijing-Guangzhou-Perth route successfully.

Nov 22: CSN launched its international route of Beijing-Urumqi-Istanbul. It’s the Company’s first direct route to Turkey, and the 15th international route opened in Xinjiang by CSN.

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8. Customers Service

The nature of the airline enterprises is service. Providing quality services are not only for the requirements of customers, but also for the strategic development of the company.

- Zhang Zi Fang

In the early 2011, China Southern Airlines was successfully promoted as SKYTRAX four-star airline. By enhancing service quality according to the SKYTRAX service standards, which is the company’s service criterion, the company brand image won more recognized and was honored with the World Most Improved Airline in 2011.

With the concept of "Concern Each Customer’s Feeling, Treasure Each Customer’s Service”, the company strengthens the interaction between the customers and dedicates to provides all-round, whole-process and Multi-dimensional services. That is to say, by offering a personal and meticulous service, attaching great importance to customer’s satisfaction and concerning the customer’s expectations, the company creates considerate services and finally wins the trust from customers.

8.1 The Course of Service Enhancement

Through years of sustained efforts, China Southern Airlines service level was improved rapidly.

In 2007 "Quality Service Year", quality service was first ranked as one of the four core work schedule, which means the unprecedented attention was given.
In 2008 "Brand Service Year", aimed at building a brand of quality service, that is, individual high-end service, convenience ground service, comfortable air service and high efficient transit service.
In 2009 "Brand Service improving Year", advocated the two “each” service, which means” Concern each customer’s feelings, treasure each customer’s service”, to improve the service standard and enrich connotations of brand service.
In 2010 "Branded Service Promoting Year", the originally air-ground service gave the way to marketing, aircraft maintenance and food. The company committed to solve the problem of service chain breaking and create the perfect customer experience. Moreover, the company launched the" Winning SKYTRAX Four-Star Status Action".
In 2011 "Brand Service Innovation Year", established "Best in China, Top in Asia" service target to promote the form of enterprise and internal management through service innovation.

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	Goals set for 2011	Achievement of the Goals in 2011	Goals set for 2012
Brand Service	Best in China, Top in Asia	Push forward	Best in China, Top in Asia, famous in world
Flight Delays	Normal takeoff rate: over 76% The malignant delay rate: less than 0.45%	Normal takeoff rate: 78.55% The malignant delay rate:0.28%	Normal takeoff rate: no less than 76% The malignant delay rate control in less than 0.35%

Customer Complaint Rate	Valid complaints rate: less than 0.22/10000	Valid complaints rate: 0.0077/10000	Valid complaints control in 0.01/10000

Transit Service	normal takeoff rate in Hub airport: 80%; “one ticket service”(free of re-check-in and baggage handling procedures in transit) handling rate : 90%.	normal takeoff rate in Hub airport:73.5%; “one ticket service” handling rate in Guangzhou transit: 95%; “one ticket service” handling rate in Domestic Sales Department: :average 85%; “one ticket service” handling rate in Overseas Agency : average 92%	normal takeoff rate in Hub airport: 73%; Success transit rate: over 96%; “one ticket service” handling rate :93%.

Luggage Lost Rate	Baggage transport error rate:4/10000	Baggage transport error rate:3.05/10000	Transit baggage convergence miss rate controlled in 5/10000

Listen to customer demands— Continue to improve the quality of service-Establish feedback mechanism.

8.2 Listen to customer needs

With the rapid development of the society, customer demands also kept changing. To establish direct contact with customers, and listen to customers voices had become an indispensable part for the development of companies. With the critical purpose of Customers Satisfaction, we pay attention to details management, listen to customers’ needs from their perspective, make timely response and reactions.

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In order to observe customer needs, China Southern Airlines had established a customer feedback system, which had classified customer feedbacks into four categories of complaints, suggestions, praise and complaints. We shall extract Customers needs from their feedbacks, and discussed and studied the questions and comments during regular meetings while assess the feasibility and legal risks, to determine the standard or procedures that need to be adjusted, and finally come up with new services in compliance with customer needs. In 2011, the Company had held a “Criticism Meeting" for the first time with attendees of passengers who made complaints. During the meeting, we had made records on the personal experiences and feelings of the passengers, found the inadequacy in service, and re-focus on training about weak procedures, to make sure that every aspect of quality of service has improved significantly.

Case: At 5 o'clock on April 6, 2011, a senior leader of China Southern Airlines carried out a research on transfer process, and had on-site observed the transfer service of a flight from Sydney to Guangzhou in the early morning of that day. He had followed the passengers out, and experienced the transfer service procedures from international to domestic flights. He explored and analyzed the needs from perspectives of customers during the service process, and had consequently come up with suggestions on improvement of the service details and processes.

8.3 Continue to improve the quality of service

During the process to create an international scale network-based airline Company, China Southern Airlines had continued to enhance high-end service to create the service brand of international routes, strengthened the ability of ground services capacities, improved flight delays response mechanism, and kept on enhancing service quality.

➢	high-end services

To realize “professional and precision” of high-end service, China Southern Airlines had set up a high-end services promotion team to fulfil eight duties. For this, the high-end services in Guangzhou, Beijing, Shenzhen, Shanghai, Xinjiang and other places were following the SKYTRAX five-star criteria for the first time. In 2011, China Southern Airlines had passengers of 2.11 million, marked an increase of 7.4%.

In 2011, to meet the parking demand for high-end passengers, China Southern Airlines had put forward “Car• take-off” parking service for the first time to first class and business class passengers of domestic flights with the departure of Guangzhou. The passengers can enjoy the service of staff parking, reservation of preferred seating; get the boarding card in advance and etc, just by making appointments through phone calls. Through this parking service, the passengers can avoid the troubles in finding parking area, enjoy the pre-access boarding pass as well as other special services, it was widely praised by the high-end passengers.

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In 2010, China Southern Airlines had launch high-end economy class and received good response among the passengers. In return for customers, the company further enhanced the personalized air service standards for high-end economy class passengers: First, to paste special signs for seats in high-end economy class; Second, to increase the original “Four One” personalized service to “Six One”, namely to provide with the passengers one blanket, one pillow, one piece of newspaper, one bottle of drinking water, one hot meal, one acknowledgements candy; Third, to improve the meal plates service, and distribute "high-end economy class special bags”; Fourth, after the lights of seat belt goes off after the airplane took off, to pull down the curtains between the high-end economy class and normal economy class seats, to maintain the privacy of the high-end passengers, and to strengthen inspections and attention of the crew to the region of high-end economy class.

To provide better waiting environment to high-end passenger, China Southern Airlines had comprehensively initiated the upgrade program into its own lounge, to expand the lounge area, and to improve all the services in the lounge in accordance with international standards.

Through expansion, the International VIP lounge of China Southern Airlines AT Guangzhou Baiyun Airport covered a total area of 848.9 square meters, offering 125 seats to high-end passengers, including two VIP rooms. This also marks the realization of partition services to first class passengers, business class passengers, China Southern Airlines Golden Elite Member and Silver Elite Members. We will try to provide with the passengers more comfortable services with more elegant decoration, and more advanced technology, and more professional service.

➢	Quality service to international routes

In recent years, China Southern Airlines had speeded up in the transition to international network Airline Company. With the starting point of Australia routes, the company had committed to building Guangzhou as a core hub, and had realized leapfrog development. In respect to international fight routes, we focus on providing the following services:

1) To create exclusive and customized first-class service in accordance with the SKYTRAX five-star standard, to provide precisely tailored and personalized service for high-end passengers.

2) To create a luxurious and noble business class service. Equip the flight with world-class cutlery, wine and textiles.

3) To create easy, convenient transit experience. To broadcast transfer service message to transit passengers in the aircraft, to highlight the checked baggage dial number as well as the next connecting flight gate information during the broadcasting. To especially made arrangement for priority in deplaning passengers who need a rapid transit caused by flight delays.

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➢	Employment of foreign business translators/interpreters

With the opening of a variety of new international routes, the air services should gradually upgraded to international standards. China Southern Airlines has been actively establishing an international crew team. With the existing Japanese, Korean crews, the company had been recruiting foreign business translators/ interpreters at the territory of each international route. Now, a first group of French business translators/ interpreters had been in position, who are providing more flexible, personalized and localized services to international passengers on international routes from Guangzhou to Paris.

➢	Create world-class airplane entertainment service brand

From perspectives of passengers’ preferences, China Southern Airlines characteristics and internationalization, the company had designed information and entertainment programs in the airplane, and had increased the update frequency, rich content as well as the column number of the programs. In 2011, we had added programs of destination language or television programs produced by the destination area, had played over 100 classic movies, and had enriched the minority language programs.

➢	Improve air service skills

To further broaden the international horizon of the air crew, and to enhance the quality of international service, China Southern Airlines had carried out a range of skills and cultural enhancement trainings. These trainings had enriched the connotation of culture of service, enhanced the self-confidence and service skills of the air crew, and had added cultural tastes to high-end services. In 2011, the company has organized training on tea arts, with 1378 Tea specialist, teachers, and flight crews participate in the training. Meanwhile, an air crew and training teacher Wu Yutai (吴裕泰)。Who had got qualifications as a tea specialist, had especially attended the field training in Hangzhou Tea Garden. In addition, we also focus on training with purpose of developing five-star crew chief as well as English language training. The SKYTRAX flights English communication training was promoted among all the air crews of the company, with the purpose to enhance the in service English Proficiency, and to generally enhance the oral English communication skills of the crew.

Improve the service quality with A 380 Airplane

In 2011, China's first aircraft A380, had officially joined the Southern Airlines Company.

China Southern Airlines A380 was with classic three-cabin layout and had a total of 506 seats. The cabin space is more spacious, passengers with seats of different classes can all enjoy the spacious area. It is worth mentioning that, the A380 had tailored for high-end passengers separate rooms named "platinum", which can provide with dedicated space with luxurious and comfortable cabin configuration. Meanwhile, we had installed the most advanced airplane entertainment system, including 23-inch flat-screen LCD TV, high-fidelity noise cancelling headphones, full-cabin audio and video on demand service, a full set of office application software, remote control handle that was satellite telephone supportive, and had thus created a feast of air visual entertainment.

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Besides, the A380 provides passengers with a delicate and delicious food and drink in flight, including cuisines with Lingnan characteristics and dishes of ancient China royal court styles. On the plane, passengers can taste the world-renowned wine and experience Chinese traditional tea culture under the guidance of “sommelier” and “Tea Specialist” who had professional qualifications. Meanwhile, the lighting design is also unique in A380, which can create specific atmospheres to meet the needs at different time periods. For the mobility of disabled passengers, we had designed a folding armrest. In the airplane, there is a rest room which can be quickly converted into two square meters of barrier-free toilet. Part of backrest of seats of economy class can also be folded, making it a platform to facilitate the use of stretcher passengers.

Titbit: Yao Ming and Zhong Nanshan had attended the first flight of A380

Celebrities of "Little Giant" Yao Ming and the medical expert Zhong Nanshan, had presented as the inaugural guest on the A380.

Among all the Passengers, Yao Ming is the tallest who had to be slightly hunched in the cabin. However, this had no influence on Yao Ming’s affection on A380. Yao said: “This is much more spacious and comfortable than most of the first-class seats I’ve ever experienced. I am even reluctant to waste my time sleeping instead of enjoying the flight."

Unlike Yaoming, Academician Zhong Nanshan showed great interest in the various functions of the luxurious first class. As soon as he board on the plane, Academician Zhong opened his laptop, and told the reporters pointing at the power interface beside: "This aircraft is suitable for long-distance flight, and in case the laptop run out of electricity, it can be charged on the plane, this shall not affect the work at all."

With the large interior space and many seats, China Southern Airlines Company had provided with air communications services in A380 for convenient communication between the passengers. After the passenger selected the communication bottom on the screen in front of the seat, he can enter the seat number of another passenger, then on the screen of the other passenger there shall be indications of phone calls. After he selected the bottom of receive, the two can talk freely over phone with the button control handle beside the screen. In order to test the function, Academician Zhong deliberately went to the Economy cabin, to experience the “phone call” with Yao Ming at a longer distance.

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In addition, China Southern Airlines A380 had also installed satellite phones on the seats of luxurious first-class and first class cabins, as well as near the toilets of economy class cabins. Except for times of taking off and landing of the plane, the phones could be used for communication with the ground.

A380 dream of a little boy

Little boy Bo Xiang, 11 Years old, was a student at Class 3, Grade 6 of The Sixth Primary School in Baiyun District, Guiyang City, Guizhou Province. He loves currency trading, had always dreamed of becoming a financier; he had great fascination with aviation, and was a big fan of China Southern Airlines. After learning that China's first A380 airplane was to be delivered and put into use, he expressed to his parents a wish that he would like to take A380 on his birthday of October 29. His parents agreed with his request. Unfortunately, the flight was not realized since the airplane A380 was grounded for some reason on that day.

Little Bo Xiang could not calm down for a long time. For some time thereafter, he could help but shed tears whenever he saw the ad of A380 broadcasted on CCTV. On International Civil Aviation Day on December 7, Bo Xiang decided to write a letter to Mr. Si Xianmin, the president of China Southern Airlines Company.

"Dear Mr. Si Xianmin, Hello! I believe many people still had impression on a boy who cried for not boarding on the A380 airplane at Terminal 2 in Beijing Capital International Airport on October 29, that is me. Bo Xiang had written his thoughts in the letter, and had enclosed a picture of the fleet of Southern Airlines draw by him.

Five days later, Bo Xiang received a reply from Mr. Si Xianmin. “Thank you very much for your confidence in me, and thank you for your affection to Southern Airlines. I hereby formally invite you to Guangzhou for visiting your dreaming A380 airplane, which is the world’s largest and unique in China, during the winter vocation”. In the letter, Mr. Si had also encouraged Bo Xiang to realize his dream of becoming a captain in Southern Airlines through his own efforts.

As he had wished, Bo Xiang had finally boarded on the A380 aircraft flying to Beijing on January 13. He had realized his dream.

➢	Ground Service

In 2011, China Southern Airlines has published a “Ground Service Standards Manual”, which covers the service standards and daily management practices of all procedures of ground services of the company. The new manual had established a complete set of standardized management system for ground service, and had drawn various advanced experience from outstanding peers and other service industries. By combining with the actual situation of China Southern Airlines, the manual had established a system suitable for matrix management with characteristics of the company.

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We improved and further perfected the systematic functions on city check-in and online check-in, had increased quantities of self check-in equipment and promoted it to the airport where the business department was located. As the center of the centralized management, Guangzhou had offered advices and guidance to self check-in equipment and related business. As of the end of 2011, China Southern Airlines had opened online, SMS and city check in service in 66 airports nationwide. In 2011, Southern Airlines Company had added 19 sets of new self check in equipment all over China, and had set 151 sets of self check in machines in 23 airports.

According to IATA statistics on the time of check in, it takes around 11 minutes for passengers to check in at the counter without luggage, while it takes only 1.5 minutes by self check in, which saved 9.5 minutes time for the customers.

In 2011, China Southern Airlines had made characteristic check-in for 11.29 million passengers, including self check-in of 6.42 million passengers (Those passengers made Self-check in with equipment in the airport not counted). About 3.1 million passengers enjoyed the convenience brought by the characteristic check-in service every day, among which the service in Guangzhou City accounted for 27% of the total number.

➢	Baggage transport

In recent years, the quality of baggage transport has been a critical and major difficulty for China Southern Airlines. In 2011, the company had set up baggage center, which bore overall responsibility for baggage transport.

The baggage center paid close attention to detail management, and carefully sort out the various business processes and nodes. Through these, the center had continuously lowered the rate of baggage delay and damage, and had improved the rate of successful baggage transit. In 2011, the rate of baggage transport error was only 3.05/10000, with the record of the third quarter reached the lowest level of 2.48/10000.

➢	Transit services

In 2011, for the convenience of timely transit of the passengers, we had unified the transit logo, improved transit services and facilities, speeded up the transit service information construction, and had effectively improved transit service experience. For international transit passengers, we had optimized the international transit flights convergences, and had effectively enhanced the efficiency of flight transits.

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Guangzhou

 1, since April 7, for the transit passengers from international flights to domestic flights, hot drinks were provided at the resting and waiting area before 8 O’clock every morning. During the peak hours of international flights arrivals, the airport shall increase staff in guidance to transit service.

2. The channel for transit from domestic flights to international flights in Guangzhou was formally opened to use, and the passengers can directly access to the international departure JIU area through the transit corridor, which had reduced the transit time.

3. The transit lounge area were refurnished, and could now provide services of snacks, hot drinks, reading, WIFI, rest, sleep, shower, etc, for passengers whose transit time between international flights and domestic flights is more than four hours.

Beijing

1. Provide mobile SMS service for high-end passengers. Before the flight arrived in Beijing, the transit service information could be sent via SMS to mobile phones of passengers, makes it convenient to find relevant transit service staff for relevant procedures after the flight arrived at Beijing Airport.

2, Carried out renovation and update on the signs and indications at key positions. Beijing Airport had replaced all the signs and indications of mobile transit. Now, through standardized guidance personnel, and hand indication placards for transit, the situation of guiding procedures of transit passengers had been greatly improved.

Urumqi

1. With the opening of the international transit fast-channel, the airport realized transit in 30 minutes.

2. Opened waiting and resting area for transit passenger area, and had provided Leisure and business services to passengers take transit in 2-6 hours.

3. To provide visa-free service for international flights transit passengers from one international flight to another within 24 hours, and provide with these passengers safe and comfortable resting area.

Chongqing

1. Provide service of “Emergency Transit”, to reduce the transit time, and to shorten the time for transit between domestic flights to 50 minutes.

2, Providing service of “Super-transit” and provide with baggage car, and arranging personnel guiding the passengers, to realize direct transit of baggage to improve the efficiency for emergency transit.

➢	Improve the service quality with information technology

High-end systems, the two-class lounge management systems have become the basic platform of the personalized service for Southern Airlines. With the full production of the boarding gate system that independently developed by the company in C1, C2 Gallery at Baiyun Airport, the series of information system including management of characteristic check-in and e-boarding pass, two-class resting rooms, boarding gate, and passengers cabin PDA, had covered all aspects of passenger service process.

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The official website of China Southern Airlines had perfectly integrated with the mobile client service, which support tickets purchase for members and non-members. The passengers can make flight reservations, payments, obtaining ticket, returning or changing ticket through the system. The system also supports flight dynamic query, inspection on ture or false of the tickets, mobile check-in, and transaction/order management, and the customers can experience the high quality service through these mobile applications. Meanwhile, the B2C group buying platform also supported the group purchasing of one way or round trip air tickets of Southern Airline Company, which is more money saving to passengers.

Case: Mobile check-in service initiated by China Southern Airlines

In 2011, China Southern Airlines launched the first mobile check-in service in China. Through the service, the passengers can self-select seats and obtain boarding passes via the Tablet PC of the ground service personnel. This mobile check-in service is now under experiment at Guangzhou Baiyun Airport, and will be put into practice in Beijing and Shanghai in the future.

➢	Flight delay response mechanism

Flight delays brought inconvenience to the travel of passengers, and to reduce flight delays is an important step for China Southern Airlines to enhance its service quality. In 2011, we apply the flight delay response mechanism to reduce the negative impact of flight delays.

Flight delays response system can provide timely and accurate information of all kinds to help passengers to reduce the negative impact. For delay passengers, we had established a complete security system. China Southern Airline shall especially designate personnel responsible for the work of tickets returning and changing, as well as made arrangements on food, housing and compensation for delayed passengers, and shall provide high quality follow-up service according to relevant provisions and regulations of the company and the Civil Aviation Authority. After a flight is delayed, the airport shall notify the real-time situation to the passengers every 30 minutes. The delayed passengers can have the tickets changed at the boarding area.

Case: "Three Zero" delay affirmed by the Civil Aviation Authority

From June 28 to July 2, affected by the five days of foggy and low clouds weather, there are widespread delays in incoming and departing flights in 5 consecutive days in Dalian Zhoushuizi International Airport. This had caused cancellation of 582 incoming and departing flights and delay of 261 flights of China Southern Airlines, with around 20,000 passengers were stranded. Facing this situation, China Southern Airlines Company had initiated in time “Red Alert for Widespread Flight Delay”. In addition to the regular staff, 120 people work overtime every day to provide service for the stranded passengers. Within four day, the company had arranged free accommodation for 5670 of the stranded passengers, had dispatched 8910 lunches, answered 16217 enquiry phone calls, together with other measurements of multi-channel information notification and designing reasonable trips for the passengers, and has thus created a record of “Zero effective complaints, zero mass incidents, zero negative news".

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8.4 Settling Complaints

China Southern Airlines attached great importance to the complaints and suggestions from customers, and had built a variety of channels to receive customer feedbacks, including:

1.	Passengers direct calls, letters, visiting
2.	The official website of China Southern Airlines
3.	The CAA Consumers Affairs Centre
4.	the Civil Aviation Administration of China, the administration bureaus, and local supervision offices
5.	Quality Supervision Bureau, the China Consumer Association and local association at different provinces and cities
6.	Local Letters and Petitions Office
7.	Administration for Industry and Commerce
8.	The major media (Before it is published)
9.	C&D letter (Before litigation)

For customer complaints: phone calls, letter, visit.

After receiving the feedbacks or complaints from customers, it will be handled by the special complaint center of China Southern Airlines, and will be recorded in the “Customer Feedback System”. The feedbacks or complaints shall be soon sent to relevant responsible person through the system, and the complaint management personnel will contact and communicate the customer at the first time. Meanwhile, the personnel shall give instruction to the subsidy related branches to tackle the problem within five working days, and he shall also input all the relevant evidences, certificates, letter in reply, etc into the system to save the record.

Every month, China Southern Airlines will hold a meeting on management of complaints. During the meeting, the complaint handling situation shall be shared, and cases shall be analysed, through which improvement measures shall be discussed and developed.

Through aggregation, analysis and processing of customer feedbacks and complaints information, we kept abreast of customer needs, work out measures to improve the Service, and shall make deployment for the improvement measures during the systematic work meeting of the company.

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9. Employees Care

Employees are the cornerstone of CSN's success. We have been making every effort to provide a better working environment, more training opportunities and benefits to our staff, and we aim at attracting talents with passion, responsibility, capability and achievements all over the world to make greater success with the corporate.

	Goal set for 2011	Achievements in 2011	Goal for 2012
Education and Training	Make management training plans for no less than 500 managers who work at senior, middle and junior level management, offering no less than 20 courses in the year.	7 senior managers were selected to take a temporary position in association companies; 17 senior managers took EMBA study in Tsinghua University; 20 staff studied English full time in Beijing Foreign Studies University; 316 staff got training on marketing management, middle level management and safety management through 11 sections of courses.	Continue to make efforts in senior management training to carry forward building international talents pool. Optimize the eight major technical training system, offering no less than 3000 technical training sessions to no less than 80000 staff.

Health Insurance	Enhance employee's health and safety awareness, help employees to undertake early prevention of major diseases; Promote mental health and carry out tailored training.	Set up psychological counseling office.	Enhance health promotion, carry out psychological counseling for air crew.

Interests Insurance	Continue to protect all the rights and interests of staff.	Optimized salary structure for temporary workers and labor workers, settled allowances and benefits package for retired staff.	Continue to protect all the rights and interests of staff to build a harmonious relationship with staff.

Employee Care	Initiate various caring activities to build a more harmonious and healthy environment.	Initiated warming project, set up assistance fund for labor workers, carried out humanistic services etc.	Strengthen cohesion establishment for major positions and groups, enhance staff's sense of belonging and well being.

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9.1 Human Resources Strategy

CSN strongly advocates that every staff has strength to be excellent, which reviews the responsibility and care to our staff. We always believe that the success of the corporate depends on whether we can make full use of our staff's huge potential and talents, while promote and award our staff based on their performance.

→Total number of our staff

CSN has 54,326 staff now.

Major	Number of Staff
Pilot	4,188
Steward (Include Part Time Security Guard)	7,658
Aviation Security Guard	448
Maintenance System	7,658
Navigation System	1,699
Transportation System	5,775
Cargo System	5,087
Ground Services System	5,945
Information System	772
Finance System	1,776
Others	13,320
Total	54,326
Education Level
Education	Number of Staff
Master and higher	1,214
Bachelor	17,385
Associate	17,775
Vocational School and lower	17,952
Total	54,326

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→Compensation & Benefits strategy

"Respect talents and reward staff" is an important part of CSN's corporate culture. All staff should share the developing achievements of the corporate. CSN has gradually formed a matching compensation and benefits strategy in its development. Guided by the principle of "legal, fair, high efficient and harmonious", we have established a set of leading compensation and benefits system by taking into account of position value, labor market prices and performance management.

In order to set up a market oriented staffing management mode and a standard compensation and benefits system, and to enlarge labor workers career development channel, CSN started to pay housing fund for temporary workers and labor workers according to local government's regulation. This initiative has further optimized the compensation and benefits system for temporary workers and labor workers, while achieving the target of "multiple employing modes with the same management" and promoting a more scientific and harmonious human resources management.

Current compensation and benefits structure

1. Salary includes basic salary and performance salary. Basic salary reflects the differences among various positions such as key positions and common positions; performance salary depends on corporate's profits and personal performance, which will be confirmed after review by every department. In addition to this, we have made different incentive systems tailored for different positions.

2. Insurance and housing fund. According to the local government's regulation, CSN pays pension, medical, employment injury, unemployment and maternity insurance as well as housing fund for all staff. What's more, we have set up supplementary pension system and offered commercial insurance for our staff by means of group buying.

3. Benefits. According to the state and local governments policies, CSN offers our staff annul leaves, compassionate leaves, wedding leaves, bereavement leaves, maternity leaves etc.

9.2 Career Development

→Career Channel

Career channel plays an important role in discovering outstanding talents, arousing staff's passion, retaining key staff and maintaining a stable team. In 2011, CSN produced Recruitment Management Rules on Crew, revised Management Rules on Maintenance and Navigation Positions. Also, we have successfully finished the maintenance positions recruitment for Zhuhai helicopter branch. All the rules mentioned above provide systematic protection for the staff's career development.

→Professional Training

In order to improve our staff's professionalism, CSN establishes the ability oriented ISO10015 training management system, and draws up Training Management Handbook and Training Process Control Documents. In this way we make tailored training plans for junior staff, middle and senior management covering areas of corporate culture, professional skills and management knowledge.

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Senior Management Training Branding Building

Senior manager's management skill is vital to the whole corporate. To strengthen senior managers' management and execution capabilities to carry forward the corporate's strategy, CSN has set rigorous training plans for them. In 2011, we launched 3 sections of marketing training for senior managers, 1 section of management training for novice managers from subsidiary companies, 5 sections of management training for novice middle level managers, 2 sections of training for managers worked abroad. In order to study from those top aviation companies all over the world, CSN has initiated exchange program with foreign aviation companies, and we sent 7 managers to take a temporary position in Delta Airlines, China Airlines and Royal Dutch Airlines, which created a new training mode for senior management.

Case: CSN senior manager training

On March 23rd of 2011, CSN has signed contract with Tsinghua University to strengthen senior management training cooperation. Senior managers from CSN will get systematic training in Tsinghua University to study outstanding business models home and abroad and master modern corporate management theories and solutions. In the coming five years, CSN will send 100 senior managers to take EMBA study in Tsinghua University.

Since 2006, CSN has started cooperation with the economic management college in Tsinghua University, which was the pilot scheme of on the job education program cooperated by corporate and university. There were 100 senior manager joining the first section and 55 of them graduated. Now they are taking critical roles in CSN in areas covering flight, maintenance, marketing and finance etc.

→Build up overall Training System

CSN invests more than RMB 50 million each year in employee training through different channels, such as sending excellent technicians to study abroad, inviting experts from professional training organizations or key universities to deliver training for staff, creating internal training and online study program.

Classified training system

In 2011, CSN finished the classified manager training system, new staff training system and classified staff training system and implementation scheme. We designed and delivered a series lectures on strategic topics to promote the corporate's strategy. We also optimized the management for internal and external training teams. What's more, we produced the English study promotion plan and training management system set up plan.

→Skills Competition

CSN launch various skills competitions for our staff to show their talents, which help to enhance our staff's ability and pursue for excellence continuously.

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In 2011, CSN held the Operation Control Skills contest and the Youth Blogging contest for the first time, and continued our traditional contests such as "Maintenance Five Zero" contest, "Health Care Cup" contest and English contest for pilots etc.

9.3 Humanistic Care

CSN takes proactive approach to respect and care our staff, so that each staff can enjoy a sound working environment and development channel. We try to arouse our staff's passion and sense of ownership to form a harmonious culture, in this way they can work their best for the corporate and share the corporate's success.

→Employee Assistance

To manage the young labor workers in a better way and offer more services to them, CSN set up the employee assistance fund for labor workers in 2011 in order to create a passionate team and harmonious environment. This assistance fund aims to help labor workers who have served CSN over 1 year, including temporary workers. Labor workers and their family members encountered any disaster, serious illness or unexpected accident is eligible to apply for assistance when they are facing financial difficulty. There were RMB 2 million assistance fund available for help. In the first month when the assistance fund set up, the first RMB 38000 was given to help a labor worker in Nanchang branch.

At the same time, CSN carried out practical activities to care for the labor workers. By launching 4 major activities "my youth and my team", "living in the same world", "hand in hand, passing warm" and "because of you", CSN optimized various working regulations and launched many funny activities for young labor workers. We also worked hard to help solve any problem in their daily work, life and study, creating a caring environment so that they can work joyfully and live happily.

→Employee Caring

CSN spares no efforts to provide a better environment for our staff and attaches great importance to our staff's needs. In hot summer or cold winter, corporate leaders always go to visit front line workers and show their care. To help single staff look for their partners, the trade union and Youth League Committee often organize social gathering parties for them. In 2011, Over RMB 40 million were invested to improve staff's working conditions.

On May 20th of 2011, CSN Youth League Committee cooperated with the Youth Fellowship Association to hold a large social gathering party name "Hand in Hand, Loving in CSN" in in a tourist site, and 170 young people joined this activity Guangzhou area.

→Communication and Interaction

CSN attaches great importance to communication with our staff. By taking ways of holding forums, online survey and face to face communication, we learn our staff's needs and help solve their factual difficulties to build harmonious and healthy relationship with them.

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Every year CSN holds an online discussion for all staff with the general manager. In this way all staff can share their opinions with the general manager directly. In the meeting of 2011, all staff actively voiced out their thoughts and contributed lots of suggestions. Our staff's focus tended to be more diversified than previous years, as the topics they were interested in were not only about their own interests but also the corporate's strategic transformation and scientific development. It was estimated that 4195 staff joined the online discussion in 2011, while 1680 took part in it on site, and 1577 questions were raised in total.

→New Joiner Services

In mid July of 2011, CSN's new joiners started on board in different branches. CSN offered overall services for our new staff, for example, all new staff got an useful CSN Youth Services Brochure and we carried out activities like the military training, theory study, front line visit and new staff party for them, which helped them refresh their spirits and acclimate themselves in the corporate.

→Group Buying

CSN has set up a group buying committee to win the most competitive prices and services for our staff to save cost in daily consumption. The committee will send out group buying promotion materials to inform relevant information and assist vendors to carry out the group buying campaign, so that our staff can get more discount. By the end of 2011, group buying helped save more than RMB 60 million for our staff in total.

→Recreational Activities

CSN is very concerned with the staff's spiritual and cultural life after work and actively establishes a staff club to carry out all kinds of activities. The trade union will organize singing competition, table tennis and badminton competition for staff, and those model workers are ceremoniously commended. The Youth League Committee will carry out practical activities name "fighting with the nation and developing with CSN" and a report meeting on situational tasks. All these activities help building chemistry with our staff.

9.4 Health Insurance

Health is vital for everyone. In 2011, CSN established a set of health classification management system for pilots, which covers pilots' body check, health assessment, health interventions, health care guide, information statistics and bill record etc. Through scientific classification, we have formed an effective and rotated close health management system. This will make the staff health management more clear so that we can focus on those need more help.

In addition to this, CSN hired mental assistants to help solve psychological issues for air crew. We have built up a psychological counseling office and made relevant rules. What's more, psychological professionals have been sent to deliver mental health crisis interventions training. At the same time, we carried out psychological publicity all over the corporate to improve staff's psychological knowledge.

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10. Charity and community development

Our relationship with communities, determines whether we can achieve sustainable development. As one of the top 6 airlines in the world, China Southern Airlines has been paying great effort to contribute to our society Wherever CSN arrives in the world, we actively participate in local community programmes and encourage our staff to join the local activities, contributing to the local economics and social development.

	2011 Aim	2011 result	2012 Aim
“10-fen”Care	Continue donating to university students in financial needs and calamity-stricken people via 10-fen care foundation.	Donated 13.97million rmb, included 2.72 million rmb to 13 universities and 1 high school as financial aid grant.	Continue donating to impoverished undergraduates and calamity-stricken people via 10-fen care foundation.

Voluntary work	Positively encourage and support volunteers to join CSN held or other social charity campaign.	Achieved	Positively encourage and support volunteers to join CSN held or other social charity campaign.

Global charity	Based on CSN features, we will actively participate in more international rescue works and disaster relief.	Successfully fulfilled the task of retreating overseas Chinese from Lybia.	Actively participate in more international rescue works, disaster relief and community charity campaign.

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10.1 Community Care

China Southern Airlines "10-Fen" Care Foundation was officially approved by the National Ministry of Civil Affairs in May 2005。The mission of 10-Fen Care foundation is to help the poor, the orphan, the disabled, to save the ones in plague, in calamity, to support the ones in need of the education, the medicare, by offering award and donation, advocating virtue and$ social responsibility. The name of CSN “10-Fen”Care Foundation has two meanings: First, according to the passenger transportation volume each year, 10 fen RMB drawn from each air tickets sold is put into the Fund. On the other aspect, CSN is paying “10-fen”effort to fulfil social responsibility.

Main Donations from“10-Fen”Care Foundation for communities included:

1, Donated 120,000rmb to the Ataile 3rd high school from“10-Fen”care foundation。

2, Donated 1 million rmb to Tsinghua University, and helped 100 Tsinghua University students finished their study by offering financial aid.

3, Accomplished 300 acres of wasteland reclamation in Pishan County Hetian Area, Xinjiang province, built a printing plant with a total investment of 300,000 yuan.

4, Donated 200,000 yuan to Hubei Province "thousands of cadres into thousands of villages " campaign to buy agricultural tools for the towns and villages.

5, Donated 6 million yuan to Guangdong Province, "helping the poor" campaign, establishing a good image of CSN fulfil social responsibilities, by concrete actions.

6, Donated 2 million yuan to China Civil Aviation University.
In addition, the 10-Fen "Care Foundation donated $ 2.6 million to 13 universities as grant. As of the end of 2011, "10-Fen" Care Foundation has funded more than 6,000 university students in financial needs complete their studies.

“10-Fen”Care Foundation 2007-2011 Donation Amount

unit : Rmb 10,000rmb

Year	2007	2008	2009	2010	2011

Amount	200	387	1072	1368	1397

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10.2 Staff Volunteer Activities

Time : 2011

Standard	Number

Volunteer activities	660 times

Volunteers involved	7196 people

Serving time	56137 hours

Served people	222305 people

One to one long time serving match	1526 people

China Southern Airlines actively organized voluntary activities. Flight, maintenance, marketing, cabin, cargo, ground service and other departments all set up volunteer service teams, formed a huge service network of young volunteers open to companies and general public, this network has widely integrated into the company's safety in production, special services, as well as social welfare and caring activities. The main activities carried out by the CSN volunteers included:

March 12, carried out a tree planting activities to care about green, love green, and participate in greening. We took concrete actions to practice in the " Live Green, Live Life, Treasure the earth, " commitment.

April 22 is the Earth Day, China Southern Airlines Hainan Branch youth volunteers used SMS platform to promote environmental awareness tips. They spent leisure time in Sanya Bay beach to pick up litter, to promote environmental awareness, and promote low-carbon life.

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May 4, CSN Xinjiang Branch carried out a "Youth Civilization" campaign, by theme flags, special protection, guided by aid and other practice, we formed an air-ground Youth Civilization green channel, which spread care and love to the SOS children's Village and other social groups.

September 8, CSN Guangxi branch of volunteers went to Yang Di Township Central South Hope Primary School, the regularly funded school, to visit the students. Volunteers brought the Mid-Autumn Festival moon cakes, reading materials, and grants to the children, 35 local students got direct one to one fund and support from volunteers.

October 23, CSN Shenzhen Branch of young volunteers went to “Res Sunset” Nursing home, visiting the elderly, and performed their carefully prepared entertainment program for the elderly to celebrate the Double Ninth Festival.

Volunteers of Guangzhou flight department visited Guangzhou Blind school, carrying out the” enjoy the colourful life, help the blind, deliver care and love” the activity.

Each year during the Spring Festival, CSN volunteers focused on guarantee the passengers’ security and providing quality services. From January 20 to February 15, 2011, there are more than 1,400 young volunteers from CSN, providing service as Information guide, assisting in the baggage sorting etc. Serving time amounted to 6200 hours, handling luggage up to 54000 pieces. We guided passengers on using CUSS about 27,000 people.

10.3 Creating jobs

→HR recruitment

2011, we continue to optimize the recruitment process, innovate recruitment mechanism, the whole year round we recruited 3856 new staffs of all categories of personnel, including 563 pilots, 14 foreign pilots, flight attendants and security guards totally 2059, 82 foreign crew, maintenance and flight operations personnel 751, other ground categories recruited 387 State Key College Students to meet the development needs of companies.

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Campus recruitment

The campus recruitment is "deliver to the school gate" one-stop service, recruitment departments included marketing, freight, finance, auditing, safety supervision, training, general, flight, the SOC, cabin and etc. Totally we recruited 167 "211" university students and 306 "985" university students. We also started a summer internship program, planned to recruit 301 flight interns, especially for the maintenance department, which has already pre-recruit 301 students on campus, providing great social practice opportunities for university students.

Flight attendants recruitment

We totally recruited 1438 flight attendants and security guards by holding new attendants shows in Wuhan, Beijing and other 10 cities. And other 11 cities as Changsha, Chengdu we set up the recruitment platform directly in the campus. Faced with the special recruitment problem in provinces as Xinjiang, Guizhou, Guangxi, we held exclusive recruitment activity.

Foreign employees

Currently, China Southern Airlines has a total amount of 556 foreign employees. For the recognition of the CSN corporate culture and business philosophy, the people of different nationality, race, colour, gathered under the brand of CSN, working together to improve service quality to enhance the brand image, and to strive to bring a more pleasant journey for passengers. Harmonious and warm multicultural atmosphere in CSN is beyond the boundaries of country, race, attracting more and more foreign talents to join us.

2011 CSN recruited a total amount of 26 Korean crew, 21 Japanese crew, 13 French crew.

Case Study: China Southern Airlines for the first time to recruit foreign pilots
2011, from Ireland, Diarmuid formally joined China Southern Airlines, to become the first Southern foreign pilot. To help him adapt quickly to new working environment, we have specially arranged training preparation and the flight simulation training programmes for him.

For the first time recruit French Flight attendants

October 24, China Southern Airlines held an opening ceremony for the 13 new French flight attendants who officially joined the CSN. Batiste, Jean is one of the only male flight attendant, he is very interested in Chinese culture, and learned that Southern has first-class safety record and quality of operation, thus he chose to join CSN. China Southern Airlines particularly set training courses for them, including the contents of the Plan models, aviation medicine, cabin services, the disposal of dangerous goods, emergency response, swimming, Chinese daily conversation and etc. CSN arranged a full-time life teacher, to help them adapt to life in China

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→Summer Intern

To promote talent development program, CSN launched the 2011 Summer College Internship Program, took Guangzhou, Urumqi, Beijing, Shanghai, Guizhou, these five branch which in larger demand of human resource as pilots, covering the various professional majors, and actively carry out the Summer Universities intern project.

This project has been on for 3 consecutive years, we will continue to promote youth employment and entrepreneurship training base, providing a platform for more students to pursue their dreams.

10.4 CSN in the world

As an international airline, world peace and development is our responsibility and obligation. CSN committed to the worldwide emergency rescue mission.

Libya - Evacuated Chinese citizens

In February, Libya was faced with unstable security situation and it has seriously affected local Chinese citizens’ life and property. Chinese government has transferred a large number of Chinese citizens from Libya to Tunisia. To evacuate these overseas Chinese, China Southern Airlines selected 390 experienced pilots. All of them have strong technical skill and political awareness, as well as 845 flight attendants with evacuation experience and African flight experience and 260 equally excellent security staffs. According to statistics, from February 26 to March 5, China Southern Airlines has sent 22 large wide-body aircraft, carried out 65 flights between Libya and China. 6649 Chinese citizens were safely evacuated back home. The outstanding performance of CSN has been recognized by foreign ministry,

Civil Aviation Authority, other government departments and the general public. Southern Security Department was awarded as Libya evacuation outstanding contributions department.

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Japan ——Faced with earthquake

On the afternoon of March 11, the northeast region of Japan suffered earthquake, Narita airport, Haneda airport, Sendai airport have been closed, China Southern Airlines flight operation is severely disrupted. CSN immediately activated its emergency response mechanism to deal with the problem by providing additional service, by Marche 13, all flights resumed. To transfer back the delayed passengers as soon as possible, CSN increased flights capacity. By March 20, the flight CZ2002 from Niigata to Harbin smoothly landed, bringing back 155 delayed passengers. This was the 10th flights from Niigata. Till that time, China Southern Airlines had peacefully transferred 1375 passengers.

New Zealand —— aid for rebuilding home

April 8, CSN officially opened direct flights to Auckland route, which is the first non-stop New Zealand routes opening in domestic civil aviation market. When learnt the news that New Zealand victim citizens suffered earthquake and was in difficulties of re-build their homes, China Southern Airlines immediately announced a donation of 100,000 New Zealand dollars, to help them rebuild their homes.

Australia —— sponsored the Sydney Cultural Festival

July 21, New South Wales, Australia and CSN announced a joint declaration in Guangzhou that China Southern Airlines will join the Sydney Cultural Festival as an official partner, becoming the first major foreign corporate sponsor of the Sydney 2012 Cultural Festival, as well as the official exclusive aviation sponsor. CSN is contributing to the world cultural exchange.

Thailand - air shipment of relief supplies in emergency

In October, Thailand suffered the worst flooding in half a century. By 2pm October 12, China Southern Airlines CZ2001 cargo plane carrying 45 tons of relief supplies from Chinese government to aid Thailand, from Henan Zhengzhou International Airport took off on time. This is China's first chartered plane for Thailand disaster relief. CSN efficiently sent supplies and funds from government to Thailand, and was appreciated by all sides.

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11. Economic contribution

Development of aviation industry and socio- economy has a close relationship with each other. And the aviation industry plays an important role in promoting the growth of GDP, solving the employment, driving the development of related industries, and improving people's living standards in many aspects .CSN's routes network service and business reaches cities all over the world. The company's operations provide a strong support to serve the local community and promote regional sustainable economic development.

Tax contribution

IN 2011, the company’s total operating revenue is RMB 92.707 billion, and the net profit to the equity shareholders of the company is 5.075 billion.

Total assets and net assets of CSN from 2007 to 2011

	2007	2008	2009	2010	2011

Total assets (billion)	82.45	83	94.74	111.23	129.26

Net assets (billion)	14.71	9.45	13.26	30.22	37.639

In 2011, the company has paid RMB86.8 billion in tariffs and fees to the State, coupled with personal income tax paid by employees and so on. CSN contributed not less than 23.78 million on average to the state daily, which is an increase of 41.89% compared to 2010.

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12. Social responsibility development blueprint

Under the strong support of all parties, China Southern Airlines develops increasingly, and red kapok logo on the blue tail gradually become familiar with the world. We know that the corporate social responsibility we have to bear is gradually upgraded from domestic level to global level. Like many enterprises, which are entering into the international market, we know clearly that there are lots of things we need to learn. At present, most of our corporate social responsibility is still limited to domestic, but in the next 2-5 years, we will continue to expand the scope of corporate social responsibility, to make it match with the Southern increasing number of routes and overseas business. This is an exciting leap. We will promote the development of enterprise social responsibility with sincere, true and reliable manner as we did in the past, in various works. We promise that we will gradually expand our responsibility scope to global. In the future, our corporate social responsibility report will give a satisfactory answer to the whole society.

→Safe security

Safety is the eternal theme in aviation industry, and also the most important social responsibility for airlines. As the largest airline company in China, China Southern Airlines has been upholding the security philosophy of "safety first, people-oriented", and strive to practice the" scientific, humanistic, specification, continuous" safety values. China Southern Airlines has not only established a full range of safety management system in the organizational structure, system standards, allocation of resources, personnel training, and other aspects, but also carry out educational contests for safe conduct to popularize company’s safety culture, enhance people’s safety consciousness and sense of responsibility, thus we can realize the continuous safety goal.

→Environmental Protection

Environmental protection is a global problem, which is closely related to human survival and development, to modernization, opening up and reforming policy in our country. Energy saving and emission reduction is an important measure to protect environment. It is also the inevitable requirement to build a resource-saving and environment-friendly society. Environmental protection needs us to take actions in current era. Well it will benefit future generations.

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As a responsible large enterprise, China Southern Airline has always been upholding the harmonious win-win concept of development between the enterprise and society. China Southern Airlines not only provides efficient services for the global personnel, material exchange, to create material wealth for society as a whole, but also trying to reduce the negative impact on the environment based on the historical sense of responsibility and mission.

In order to protect and rationally utilize the limited resources on the earth, to achieve the harmonious development of man and nature, our objectives of the environmental protection work is based on the company's environmental policy and system, through continuous improvement and the upgrade ability, to ensure that the various environmental indicators in line meet national and industry standards, and strive to go beyond the standard.

→Charity

Society is the soil for China Southern Airlines to survive and develop, thus return to the society is our bounden duty. China Southern Airlines has been subsidized education with practical actions to help the poverty-stricken areas. We took care of vulnerable groups, ones in trouble, overseas Chinese in need, contributing to the world peace. "Twelfth Five-Year Plan" period, we will actively participate in the various public welfare campaigns, to bring warmth and happiness to the society. When paying efforts to create economic benefits, we also create social value by sincere efforts. Our specific objectives are:

Continue to take “Ten Fen” Foundation as a platform, providing supplies and help for education, poverty relief, disaster, rescue etc. Aim to lead social virtue role model, spread love and care on social welfare activities.

Encourage and support volunteers to participate in the company and social charity activities;

Actively take major chartered flights for emergency rescue mission, promote world peace and development.

→Harmonious enterprise

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Corporate management: strict compliance with national and regional laws and regulations, optimize company legal person administer management structure, according to the <Code of Conduct >, < The Rules of Procedure on Board of Directors Conference>, <The Rules of Procedure on Shareholders Conference >, <The Supervisory Board Rules of Procedure > etc. China Southern will set up clear management rules and mechanism by dividing the duties and obligations of all parties clearly, finally establish and improve the company's internal control system.

Shareholders’ interests: China Southern will improve production capacity, operational efficiency and quality of human resource by strategic transformation and brand building, to enhance the company's core competitiveness and comprehensive ability. In this way, China Southern will create more value for shareholders, and contribute more wealth to society.

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